Exhibit 99.30

NOTICE OF 2022 ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

Meeting to be held June 3, 2022

May 3, 2022

LETTER FROM THE CHAIR OF THE BOARD

AND CHIEF EXECUTIVE OFFICER

May 3, 2022

Dear fellow shareholders,

It is our pleasure to invite you to the 2022 Annual General and Special Meeting of shareholders of Aris Gold Corporation (“Aris Gold” or the “Company”) to be held on Friday, June 3, 2022 at 10:00 a.m. Pacific time on a virtual-only basis to enable greater shareholder attendance and participation. The accompanying management information circular provides details about the below-listed items for consideration at the meeting. Your vote is important, and we encourage you to vote by following the instructions provided in this management information circular.

A Platform for Gold Production Growth

We are building Aris Gold into a globally relevant gold producer. In Colombia, Aris Gold operates the 100%-owned Marmato mine where a modernization and expansion program is under way. We also operate the Soto Norte joint venture, where environmental licensing is advancing to develop a new gold mine. Aris Gold currently has a 20% joint venture interest in Soto Norte and the option to acquire a further 30%.

In 2022, Aris Gold is focused on the development of the Lower Mine expansion project at Marmato, while continuing the optimization of the historic Marmato Upper Mine operation. The Upper Mine is generating free cash flow which will be allocated to the Lower Mine expansion and once the expansion is completed, the Upper and Lower Mines are expected to produce an average of 175,000 ounces of gold per year.

Soto Norte is a large-scale gold project that is well-aligned with our core strengths as mine operators in Colombia. A feasibility study on the Soto Norte project defined a steady-state production rate of 450,000 ounces of gold per year. As the JV operator, we are contributing our knowledge and experience to provide a respectful licensing process with local stakeholders. During 2022, Aris Gold will focus on the drafting and delivery of a new ESIA for the Soto Norte project in 2023.

Executing on our Strategy with High ESG Standards

Aris Gold is executing on a strategy to create value by optimizing operations, advancing projects, and building new mines. We now have two large-scale cornerstone assets in Colombia, and we are well positioned to take advantage of new opportunities that support our long-term growth strategy. As we build and expand our assets, it is essential that we continue to be an ethical, responsible, and sustainable business. As you will read in the accompanying management information circular, Aris Gold has established transparent and progressive policies as we hold ourselves to high environmental, social and governance (ESG) standards.

Sincerely,

“Ian Telfer”	“Neil Woodyer”

Ian Telfer	Neil Woodyer
Chair of the Board of Directors	Chief Executive Officer and Director

Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Notice of 2022 Annual General and Special Meeting

Date and time	Friday, June 3, 2022 at 10:00am Pacific time (the “Meeting”)

Location	The meeting will be held virtually using the LUMI platform to enable greater shareholder attendance and participation.

How to participate

Registered shareholders and duly appointed proxyholders (who have properly registered) will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/235838374. Beneficial shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests and view the webcast, but will not be able to participate or vote at the Meeting.

To be valid, proxies must be received by Odyssey Trust Company (“Odyssey”) before the deadline for submitting proxies, being 10:00 a.m. Pacific time on the second business day preceding the date of the Meeting or any adjournment or postponement thereof (the “Proxy Deadline”).

In addition to being named as a proxyholder, proxyholders must register with Odyssey before the Proxy Deadline in order for the proxyholder to participate in the online Meeting. Odyssey will provide the proxyholder with a username after the voting deadline has passed.

Additional information on how to attend and participate at the Meeting can be found in the accompanying Management Information Circular (the “Circular”).

Meeting materials	It is important that you review the Circular before exercising your vote, as it contains important information relating to the business of the Meeting.

Business of the Meeting

The Meeting is being held for the following purposes:

1.  to present the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 and the accompanying auditor’s report;

2.  to fix the number of directors at eight and elect the eight directors as more particularly described in the accompanying Circular;

3.  to appoint KPMG LLP, as Auditors of the Company for the ensuing year at a remuneration to be fixed by the directors;

4.  to consider, and if deemed advisable, to pass an ordinary resolution authorizing and approving the issuance of up to 20,000,000 common shares of the Company that may be required to be issued to GCM Mining Corp. upon conversion of all or some of the US$35,000,000 7.5% unsecured convertible debenture issued by Aris Gold Acquisition Corp., a wholly owned subsidiary of the Company; and

5.  to transact such other business as may be properly transacted at the Meeting or at any adjournment or postponement thereof.

Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Voting entitlement

The Board of Directors of the Company has fixed the close of business on May 3, 2022 as the record date of the Meeting, being the date for determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Dated at Vancouver, as of May 3, 2022

By order of the Board of Directors

“Neil Woodyer”

Chief Executive Officer and Director

Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

2022 Management Information Circular

This management information circular (the “Circular”) has been prepared for the holders (the “Shareholders”) of common shares (“Shares”) of Aris Gold Corporation (“Aris Gold” or the “Company”) in connection with Aris Gold’s Annual General and Special Meeting of Shareholders to be held on Friday, June 3, 2022 at 10:00 a.m. Pacific time (the “Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

What’s Inside

Voting and Other Important Information	4

Business of the Meeting	10

Director Compensation	23

Executive Compensation	29

Audit Committee	46

Report on Corporate Governance	47

Indebtedness of Directors and Executive Officers	55

Interests of Informed Persons in Material Transactions	55

Interest of Certain Persons or Companies in Matters to be Acted upon	55

Management Contracts	56

Additional Information	56

Cautionary Note Regarding Forward-looking Statements	56

APPENDIX A

Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Voting and Other Important Information

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and board of directors (the “Board of Directors” or the “Board”) of Aris Gold for use at the Meeting to be held virtually using the LUMI virtual meeting platform at the following link https://web.lumiagm.com/235838374 on Friday, June 3, 2022 at 10:00 a.m. Pacific time, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of proxies will primarily be by mail or courier, supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof (save for the cost of solicitation of OBOs (as defined herein)) will be paid by the Company.

To enable greater shareholder attendance and participation, the Company is requiring all Shareholders and others who wish to attend the Meeting in person to do so online at https://web.lumiagm.com/235838374 and/or vote on the matters before the Meeting by completing a proxy, voting instruction form or other materials provided by their Intermediary (as defined below), as applicable.

Aris Gold’s Shareholders consist of registered (or direct) shareholders and beneficial (or indirect) shareholders. You are a registered Shareholder if your name appears on a physical share certificate or Direct Registration Service (“DRS”) advice issued by the Company’s transfer agent. You are a beneficial Shareholder if you hold Shares through an intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency. Most of Aris Gold’s Shareholders are beneficial shareholders.

If you owned Shares (either directly or through an intermediary) as of the Record Date, you are entitled to have your vote counted at the Meeting. The instructions provided below set forth the different procedures to be followed to ensure you are represented at the Meeting whether you are a registered or beneficial holder of Shares. If your Shares are held in more than one form, you should sign and submit all forms of proxy and voting instruction forms received in accordance with the instructions provided.

Record Date and Quorum

The Board has fixed the record date for the Meeting as the close of business on May 3, 2022 (the “Record Date”). All registered holders of Shares at the close of business on the Record Date will be entitled to vote at the Meeting.

Each registered Shareholder will be entitled to one vote per Share.

Under Aris Gold’s articles, the quorum for the transaction of business at the Meeting consists of two or more Shareholders entitled to vote at the meeting present in person or by proxy. The resolutions to be submitted to Shareholders at the Meeting are ordinary resolutions requiring the approval of a simple majority (50% plus one vote) of the votes cast.

General

Unless otherwise specified, the information in this Circular is current as at May 3, 2022. Unless otherwise indicated, all references to “$” or “US$” in this Circular refer to United States dollars. References to “C$”

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in this Circular refer to Canadian dollars. The Bank of Canada rate of exchange on May 3, 2022 for one U.S. dollar to Canadian dollars was 1.2847.

In this Circular, “you”, “your” and “Shareholder” refer to direct and indirect holders of Shares and “Aris Gold” and the “Company” refer to Aris Gold Corporation, unless otherwise indicated.

Copies of the Circular, as well as the Company’s financial statements to be presented at the Meeting and related MD&A, can be obtained under the Company’s profile at www.sedar.com, or at www.arisgold.com. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s corporate secretary at info@arisgold.com or by telephone at 604.764.5870.

Voting Procedures

Registered Shareholders and duly appointed proxyholders may attend the Meeting online and vote their Shares. Registered Shareholders and duly appointed proxyholders can participate in the Meeting online by going to https://web.lumiagm.com/235838374 and clicking “I have a login” and entering a username and password before the start of the Meeting.

•	Registered Shareholders: the 12-digit control number located on the form of proxy or in the email notification you received is the username and the password is “aris2022”.

•

Duly appointed proxyholders: Odyssey, transfer agent of the Company, will provide the proxyholder with a username after the voting deadline has passed, provided the proxyholder has been registered with Odyssey before the deadline, which is an additional step required once a Shareholder has submitted their proxy in order for the proxyholder to participate in the online Meeting. See the heading “Registering a third-party proxyholder” and “Beneficial shareholders” below for details on registering a proxyholder. The password to the Meeting is “aris2022”.

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders who have properly registered. To have your Shares voted at the Meeting, each registered Shareholder, and duly appointed proxyholder will be required to enter their control number or username provided by Odyssey prior to the start of the Meeting.

It is important you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. To participate online, registered Shareholders must have a valid 12-digit control number and duly appointed proxyholders must have received an email from Odyssey containing a username after registering.

Shareholders who wish to appoint a third-party proxyholder, who is not the management designated proxyholder, to represent them at the Meeting, including beneficial Shareholders who wish to appoint themselves or another third party as proxyholder to attend, participate or vote at the Meeting, MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Registering a third-party proxyholder” and “Beneficial shareholders” below for further details.

Beneficial Aris Gold Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest and view the webcast, but will not be able to participate or vote at the Meeting.

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Appointment and Revocation of Proxies

Registered Shareholders who cannot attend the Meeting virtually may vote by proxy either by mail, personal delivery, fax or over the internet. Proxies must be completed in accordance with the instructions provided on the form of proxy and must be received by the Company’s transfer agent, Odyssey, by 10:00 a.m. Pacific time on June 1, 2022, or not less than 48 hours before the commencement of any adjournment or postponement of the Meeting. Registered Shareholders must return the properly completed proxy to Odyssey as follows:

1.        By mail or personal delivery to Odyssey Trust Company, United Kingdom Building, 350 – 409 Granville Street, Vancouver, B.C. V6C 1T2; or

2.    By fax to Odyssey, to the attention of the Proxy Department at 1-800-517-4553 (toll free within Canada and the U.S.) or 416-263-9524 (international); or

3.        By internet by going to https://login.odysseytrust.com/pxlogin and following the online voting instructions given to you.

The Chair of the Meeting will have the discretion to accept or reject proxies deposited in any other manner.

If you return a proxy to Odyssey be sure that the proxy is properly dated, signed and executed. A proxy returned to Odyssey will not be valid unless you or your attorney duly authorized in writing, date and sign it and, if the registered Shareholder is a company or association, documentation evidencing the power to execute the proxy may be required with signing capacity stated therein. If not dated, the proxy will be deemed to have been dated the date that it is mailed to Shareholders.

Management has designated Neil Woodyer, Chief Executive Officer and Director of the Company, and Ashley Baker, General Counsel and Corporate Secretary of the Company, as proxyholders to attend the Meeting virtually and act for those Shareholders at the Meeting who have not specified a particular proxyholder. You have the right to appoint a person other than Mr. Woodyer or Ms. Baker, who need not be a Shareholder of the Company, to be your proxyholder if you choose. If you are returning your proxy to Odyssey, such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of Mr. Woodyer and Ms. Baker in the form of proxy, or by completing another form of proxy. If you appoint a proxyholder other than Mr. Woodyer or Ms. Baker, that proxyholder must attend the Meeting virtually using the LUMI platform and vote at the Meeting for your vote to be counted. Registering the proxyholder (other than Mr. Woodyer or Ms. Baker) is an additional step required once a registered Shareholder has submitted their proxy in order to participate in the online Meeting. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the online Meeting. Please see below for information on registering a proxyholder.

Registering a third-party proxyholder

Registered Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy prior to registering their proxyholder. The first step is to submit your proxy appointing such third-party proxyholder as set out above. Registering the proxyholder is an additional step once a registered Shareholder has submitted their proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the

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online Meeting. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. Pacific time on June 1, 2022 and provide Odyssey with the required proxyholder contact information (including an email), the number of Shares appointed, and the name in which the Shares are registered, so that Odyssey may provide the proxyholder with a username via email.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy. Without a username, proxyholders will not be able to participate online at the Meeting.

Revoking a proxy

A Proxy given pursuant to this solicitation may be revoked at any time prior to its use.

If you are a registered Shareholder and have given a proxy, you may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. Proxies may be revoked by depositing a written instrument giving notice of revocation: (a) at the office of Odyssey, set out above or at the registered office of Aris Gold, c/o Fasken Martineau DuMoulin LLP, Suite 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 Attention: Georald Ingborg, on or before the last business day preceding the day of the Meeting at which such proxy is to be used; or (b) with the Chair of the Meeting on the day of the Meeting (prior to the commencement of the Meeting). The written notice of revocation must be executed by you or by an officer (if the registered Shareholder is a corporation or association) or attorney upon presentation of your written authorization.

Proxies may also be revoked by (a) executing another form of proxy bearing a later date and depositing the same at the offices of Odyssey, prior to the deadline for depositing proxies set out above; or (b) by attending the Meeting virtually and voting your Shares. A proxy may also be revoked by any other method permitted by applicable law.

If a registered Shareholder who has submitted a Proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such registered Shareholder on a ballot at the Meeting online will be counted and the submitted Proxy will be disregarded.

Only registered Shareholders have the right to revoke a Proxy. Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Shares Represented by Management Proxies

Registered Shareholders

On any matter to be acted upon or any ballot that may be called for at the Meeting, the Shares represented by each properly executed Proxy in favour of the persons designated in the enclosed Proxy received by Aris Gold will be voted or withheld from voting in accordance with the specifications given by the registered Shareholder. In the absence of such specifications in an enclosed Proxy where the registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed Proxy as the Shareholder’s nominee at the Meeting, the Shares represented by such Proxies will be voted FOR each of the matters specified in this Circular.

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

The enclosed Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of Aris Gold knows of no such amendments, variations or other matters to come before the Meeting. However, where a registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed Proxy as the registered Shareholder’s nominee at the Meeting, if any amendments or variations to matters identified in the Notice of Meeting or other matters which are not now known to management of Aris Gold should properly come before the Meeting, the enclosed Proxy may be voted on such matters in accordance with the best judgment of the person voting the Proxy.

Beneficial Shareholders

The information set out in this section is important to many of Aris Gold’s Shareholders as a substantial number of Aris Gold’s Shareholders do not hold their Shares in their own names.

If your Shares are not registered in your name, they are held by an intermediary, such as a bank, trust company, securities broker or other financial institution (each, an “Intermediary”), on your behalf, which makes you a beneficial Shareholder (the “Beneficial Aris Gold Shareholder”).

There are two kinds of Beneficial Aris Gold Shareholders:

1. Objecting Beneficial Owners: Beneficial Aris Gold Shareholders who object to their name and details of their security holdings being made known to the Company (called “OBOs”); and

2. Non-Objecting Beneficial Owners: Beneficial Aris Gold Shareholders who do not object to their name and details of their security holdings being made known to the Company (called “NOBOs”).

Aris Gold is not sending proxy-related materials directly to NOBOs. Aris Gold has distributed materials for the Meeting to Intermediaries for distribution to Beneficial Aris Gold Shareholders. Typically, intermediaries will use a service company, such as Broadridge Financial Solutions, Inc., to forward meeting materials to Beneficial Aris Gold Shareholders. Beneficial Aris Gold Shareholders who have not waived the right to receive meeting materials will also receive either a voting instruction form (“VIF”) or, less frequently, a form of proxy. The purpose of these forms is to permit Beneficial Aris Gold Shareholders to direct the voting of the Shares they beneficially own.

Each Intermediary will have its own procedures to permit voting of Shares held on behalf of Beneficial Aris Gold Shareholders, including requirements as to when and where proxies or VIFs are to be delivered. If you are a Beneficial Aris Gold Shareholder, you should carefully follow the instructions provided by your Intermediary to ensure your Shares are voted at the Meeting.

If you are a Beneficial Aris Gold Shareholder and wish to personally vote at the virtual Meeting, change voting instructions given by you to your Intermediary, or revoke voting instructions given by you to your Intermediary, follow the instructions given by your Intermediary or contact your Intermediary to discuss what procedure to follow.

If you are a Beneficial Aris Gold Shareholder located in the United States and wish to attend the Meeting and vote online (or have another person attend and vote on behalf of the Beneficial Aris Gold Shareholder), in addition to the steps described above (and the steps below regarding registering), you

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must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey.

If an Intermediary who is the registered holder of or holds a proxy in respect of Shares owned by you, receives your proper instructions to vote (or have another person vote on behalf of you), such Intermediary is required under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to arrange, without expense to you, to appoint you as a Beneficial Aris Gold Shareholder or your nominee, as proxyholder in respect of your Shares. Under NI 54-101, unless corporate law does not allow it, if the Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered Shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you, the Beneficial Aris Gold Shareholder, or your nominee, as proxyholder. Once the proxy has been submitted, you, the Beneficial Aris Gold Shareholder, or your nominee, must be registered with Odyssey as a proxyholder. Registering the proxyholder is an additional step that can only be completed once the Beneficial Aris Gold Shareholder has submitted their proxy or VIF (as applicable). Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

To register a proxyholder, Beneficial Aris Gold Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. Pacific time on June 1, 2022 and provide Odyssey with the required proxyholder contact information (including an email), the number of Shares appointed, and the name in which the Shares are registered or the name of the Intermediary where the Shares are held, so that Odyssey may provide the proxyholder with a username via email.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Without a username, proxyholders will not be able to participate online at the Meeting.

Only registered Shareholders have the right to revoke a Proxy. Beneficial Aris Gold Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Aris Gold will not pay for an Intermediary to deliver proxy related materials and VIFs to OBOs. If you are a Beneficial Aris Gold Shareholder who is an OBO, you have objected to your Intermediary disclosing Aris Gold Share ownership information about you to the Company; accordingly, you will not receive the materials unless your Intermediary assumes the costs of delivery.

Aris Gold is not relying on the “notice-and-access” delivery procedures outlined in NI 54-101 to distribute copies of the proxy-related materials in connection with the Meeting.

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of Shares without par value and an unlimited number of preferred shares without par value. As at May 3, 2022, the Record Date for the purpose of determining those Shareholders entitled to receive notice of and to vote at the Meeting,

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137,832,940 Shares without par value were issued and outstanding, each such Share carrying the right to one vote at the Meeting, and no preferred shares were issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company except the following:

Shareholder name	Number of Shares held	Percentage of issued and outstanding
GCM Mining Corp. (formerly Gran Colombia Gold Corp.)(1)	60,991,545[1]	44.3%

Note:

1.

Caldas Holding Corp., a wholly-owned subsidiary of GCM Mining Corp. (“GCM Mining”), beneficially and of record also owns 7,500,000 warrants, each exercisable to acquire one Share at an exercise price of C$3.00 per warrant until December 19, 2024, and 18,444,445 warrants, each exercisable to acquire one Share at an exercise price of C$2.75 until July 29, 2025. In addition, Caldas Holding Corp. beneficially and of record owns US$9,640,523 of 2027 Gold-Linked Notes of the Company. GCM Mining beneficially and of record also owns the Debenture. See “Business of the Meeting – Approval of Issuance of Common Shares upon Debenture Conversion”.

Business of the Meeting

Financial Statements

The audited consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2021 and the accompanying auditor’s report will be presented to Shareholders at the Meeting. The financial statements, together with the auditor’s report for the fiscal year ended December 31, 2021, were mailed to those Shareholders who requested a copy and are available on the Company’s website at www.arisgold.com and on its SEDAR profile at www.sedar.com. Shareholders may obtain copies of the Company’s financial statements and management discussion and analysis free of charge by contacting the Company’s corporate secretary at info@arisgold.com or by telephone at 604.764.5870.

Fixing the Number of Directors

The number of directors for the Company is set by ordinary resolution of the Shareholders of the Company. Management of the Company is seeking Shareholder approval of an ordinary resolution fixing the number of directors to be elected at the Meeting at eight.

The Board recommends Shareholders vote FOR fixing the number of directors of the Company to be elected at the Meeting at eight. Unless you give other instructions, the management designees intend to vote FOR fixing the number of directors of the Company to be elected at the Meeting at eight.

Election of Directors

Aris Gold’s articles include advance notice provisions (the “Advance Notice Provisions”). The Advance Notice Provisions include, among other things, a provision that requires that advance notice be given to the Company in circumstances where nomination of persons for election to the Board are made by Shareholders. The Advance Notice Provisions set a deadline by which Shareholders must submit nominations (a “Notice”) for the election of directors to the Company prior to any annual or special meeting of Shareholders. The Advance Notice Provisions also set forth the information that a Shareholder must include in the Notice and establishes the form of Notice. In the case of the Meeting, a Notice must be provided to the Company not less than 30 days and not more than 65 days prior to the Meeting.

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

As of the date of this Circular, the Company has not received any Notices.

The following provides information on the eight director nominees including: (i) their province or state and country of residence; (ii) the period during which each has served as a director; (iii) their principal occupation, business or employment currently and during the last five years; and (iv) their ownership of Aris Gold securities which each beneficially owned, directly or indirectly, or over which control or direction was exercised as of the Record Date. The information as to principal occupation, securities currently held and directorships with other public issuers, not being within the knowledge of the Company, has been furnished individually by the respective directors.

Board of Directors – About Aris Gold’s Nominees

Ian Telfer – Director and Chair of the Board

Mr. Telfer is the Chair of the Board of the Company and has served in that position since February 2021. Mr. Telfer also serves as director of Total Helium Ltd. and Aquitas Innovations Inc., an affiliate of the NEO Exchange Inc. Previously, Mr. Telfer was the Chairman of Goldcorp Inc. from February 2005 to April 2019. He previously served as Chairman of the World Gold Council and was inducted into the Canadian Mining Hall of Fame in 2015 and the Canadian Business Hall of Fame in 2018.

Residence: West Vancouver, B.C., Canada		Board/Committee Memberships:

Director since: February 4, 2021		Board of Directors

Independent		Corporate Governance and Nominating Committee (Chair)

Other Public Company Directorships:
Current occupation: Corporate Director		Total Helium Ltd.

Aequitas Innovations Inc.

Equity ownership:	Shares	Warrants	Deferred share units (DSUs)

	581,200	581,200	46,692

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Neil Woodyer – Chief Executive Officer and Director

Mr. Woodyer is the Chief Executive Officer and a director of the Company and has served in such capacities since February 2021. Previously, Mr. Woodyer was the Vice Chairman of Equinox Gold Corp. from March 2020 to June 2020, the Chief Executive Officer of Leagold Mining Corporation from July 2016 to March 2020, and the Chief Executive Officer of Endeavour Mining Corporation from July 2002 to June 2016. Mr. Woodyer has served as a director on a number of public company boards, including Wheaton River Minerals Ltd.

Residence: Monaco		Board/Committee memberships:

Director since: February 4, 2021		Board of Directors

Non-independent(2)		Other public company directorships:
nil

Equity ownership:	Shares	Warrants	Options	PSUs	Deferred share units (DSUs)

	6,262,000	5,662,200	941,635	419,933	nil

Notes:

1.	Mr. Woodyer is not compensated in his capacity as a Director.
2.	As Chief Executive Officer, Mr. Woodyer is a non-independent director.

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Daniela Cambone – Director

Ms. Cambone was Editor-in-Chief and lead anchor for Kitco News from 2008 to 2020. In 2020 Ms. Cambone was recruited by Stansberry Research to launch and operate a media division for Stansberry. She has been covering global markets and commodities with a focus on gold for over a decade. She is considered one of the most recognized and respected voices amongst companies and investors in the precious metals and commodities sector. Ms. Cambone holds a Bachelors in Broadcast Journalism from Montreal’s Concordia University and a Masters in Communications from the University of Rome, where she graduated cum laude.

Residence: Fort Lee, New Jersey, USA		Board/Committee memberships:

Director since: February 4, 2021		Board of Directors

Independent		Audit Committee
Corporate Governance and Nominating Committee

Current Occupation: Editor-at-Large and Chief Anchor, Stansberry Research		Other public company directorships: nil

Equity ownership:	Shares	Warrants	Deferred share units (DSUs)

	4,500	4,500	46,692

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

David Garofalo – Director

Mr. Garofalo is the Chair and CEO of Gold Royalty Corp., an NYSE listed company. From February 2016 until April 2019 Mr. Garofalo was President and Chief Executive Officer of Goldcorp Inc. and from April 2016 to April 2019 served as a director of Goldcorp Inc. Mr. Garofalo served as the President, Chief Executive Officer and director of Hudbay Minerals Inc. from July 2010 to December 2015. He was named Mining Person of the Year by the Northern Miner in 2012 due to his track record of successfully operating major global mining companies with high standards of environmental and safety performance and community relationships.

Residence: West Vancouver, B.C., Canada		Board/Committee memberships:

Director since: February 4, 2021		Board of Directors
Independent		Audit Committee (Chair)
Compensation Committee
Sustainability Committee

Current occupation:		Other public company directorships:

Chair and CEO, Gold Royalty Corp.		Gold Royalty Corp.

Equity ownership:	Shares	Warrants	Deferred share units (DSUs)

	290,700	290,700	46,692

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Serafino Iacono – Director

Mr. Iacono served as the Chief Executive Officer and as the Chair of the Company from February 2020 to February 2021. He has served as the Executive Chair of the board of directors of GCM Mining since March 2019 and was the Executive Co-Chair of GCM Mining from August 2010 to March 2019. Mr. Iacono has served as the Executive Chair and CEO of Denarius Metals Corp. since February 2021. He has served as a director of NG Energy International Corp. since June 2019.

Mr. Iacono previously served as the Executive Co-Chair of the board of directors of Pacific Exploration & Production Corporation from January 2008 to November 2016 and the Interim Chief Executive Officer and President of Medoro Resources Ltd. from September 2010 to June 2011. He is the Chair of Western Atlas Resources Inc.

Residence: Panama City, Panama		Board/Committee memberships:

Director since: February 25, 2020		Board of Directors

Non-independent(2)		Other public company directorships: GCM Mining Corp. Western Atlas Resources Inc. NG Energy International Corp. Denarius Metals Corp.

Current occupation: Executive Chair of GCM Mining

Equity ownership:	Shares	Warrants	Options	Deferred share units (DSUs)

	438,555	1,138,555	1,000,000	46,692

Notes:

1.	Mr. Iacono also holds US$3,040,000 principal amount of the Company’s 2017 Gold-Linked Notes.
2.	Options were granted to Mr. Iacono during 2020 prior to the Company adopting a policy to not grant options to directors.
3.	As a former chief executive officer of the Company, Mr. Iacono is a non-independent director.

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Peter Marrone – Director

Mr. Marrone is the Executive Chairman of Yamana Gold Inc. (“Yamana”), which he founded in 2003. Mr. Marrone has been the Executive Chairman of Yamana since 2018 and was the Chairman and CEO of Yamana from 2003 to 2018. He has more than 35 years of mining, business, and capital markets experience. He has been on the boards of a number of public companies including Equinox Gold Corp., Leagold Mining Corporation and Brio Gold Inc. and has advised companies with a strong South American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

Residence: Toronto, ON, Canada		Board/Committee memberships:

Director since: February 4, 2021		Board of Directors

Independent		Compensation Committee (Chair) Corporate Governance and Nominating Committee

Current occupation: Executive Chair, Yamana Gold Inc.		Other public company directorships: Yamana Gold Inc.

Equity ownership:	Shares	Warrants	Deferred share units (DSUs)

	2,615,100	2,615,100	46,692

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Hernan Juan Jose Martinez Torres – Director

Mr. Martinez has served as a director of GCM Mining since June 2011. Mr. Martinez served as Minister of Mines in Colombia from July 2006 to August 2010, was President of Atunec S.A. from August 2002 to July 2006, and held a number of positions at Exxon Mobil Colombia S. A. from 1964 to 2002.

Mr. Martinez has served as the Executive Chair and as a director of Caribbean Resources Corporation since September 2012 and served as a director of Pacific Exploration & Production Corporation from 2011 to November 2016.

Residence: Barranquilla, Colombia		Board/Committee memberships:

Director since: February 25, 2020		Board of Directors Audit Committee Compensation Committee Sustainability Committee (Chair)

Independent		Other public company directorships:

Current occupation: CEO and Director of Caribbean Resources Corp.		GCM Mining

Equity ownership:	Shares	Warrants	Deferred share units (DSUs)

	834,600	600,000	127,266

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Adriaan (Attie) Roux – Director

Mr. Roux is a technical consultant and director of the Company and has served in such capacities since February 2021. Previously, Mr. Roux served as the Chief
Operations Officer of Equinox Gold Corp. from March 2020 to September 2020, of
Leagold Mining Corporation from October 2018 to March 2020 and of Endeavour
Mining Corporation from August 2012 to July 2017. Mr. Roux is a Metallurgical
Engineer with over 40 years of operational, technical and executive management experience in the mining industry. Previously, Mr. Roux was head of Metallurgy for
Anglogold Ashanti Limited.

Residence: Pretoria, South Africa		Board/Committee memberships:

Director since: February 4, 2021		Board of Directors Sustainability Committee (Chair)

Non-independent(1)

Current occupation: Technical Consultant, Aris Gold		Other public company directorships: Hummingbird Resources plc

Equity ownership:	Shares	Warrants	PSUs	Deferred share units (DSUs)

	290,600	290,600	172,847	46,692

Note:

1.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant he receives a monthly fee of US$16,667 and is eligible for an annual bonus.

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Each director elected will hold office until the next annual general meeting or until their successor is duly elected or appointed, or until their office is earlier vacated in accordance with the Articles of the Company. All of the nominees are currently directors of Aris Gold and all of the nominees, except for Neil Woodyer, CEO of Aris Gold, Attie Roux, technical consultant of Aris Gold, and Serafino Iacono, former chief executive officer of Aris Gold, are independent of Aris Gold.

Aris Gold has adopted a majority voting policy such that a director must tender his or her resignation if such director receives more “withheld” votes than “for” votes at any uncontested meeting of the Shareholders at which directors are elected, such resignation to take effect upon acceptance by the Board. A copy of the majority voting policy can be found on the Company’s website at www.arisgold.com.

In order to align the interests of directors and senior management with the Company’s Shareholders, Aris Gold encourages its directors to become Shareholders and has established minimum share ownership thresholds. See “Minimum Share Ownership – Non-Executive Directors” and “Minimum Share Ownership – Senior Executive Officers” for more information. Collectively, as of May 3, 2022, the directors and executive officers of the Company own 12,309,775 Shares representing approximately 8.93% of the issued and outstanding Shares. This ownership representation increases to 53.2% with the inclusion of the Shares owned by GCM Mining, which has two nominees on the Board, pursuant to the investor agreement between GCM Mining and the Company dated December 3, 2020 (the “Investor Agreement”).

Other than as set out in this Circular, none of the proposed directors is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Aris Gold) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Martinez is a director and the Executive Chair of Caribbean Resources Corporation (formerly Pacific Coal Resources Ltd.) in which he was subject to a management cease trade order (since lifted) due to that company’s default in filing its annual financial statements, management’s discussion and analysis, and certifications for the period ending December 31, 2014, which were due to be filed on April 30, 2015, as required under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). Such documents were subsequently filed with the applicable securities regulators on June 15, 2015. However, that company continued to be under a management cease trade order due to its default in filing its interim financial statements and management’s discussion and analysis, and certifications for the period ending March 31, 2015, which were due to be filed on June 15, 2015 and were subsequently filed on June 29, 2015. With the approval of the Ontario Securities Commission, Caribbean Resources Corporation ceased to be a reporting issuer on April 14, 2016.

Mr. Iacono is the Chief Executive Officer of NG Energy International Corp. (“NG Energy”). NG Energy was unable to file its annual financial statements for the year ended December 31, 2020 and the related management’s discussion and analysis and certifications by the filing deadline of April 30, 2021 as required by applicable securities laws. NG Energy applied for and was granted a management cease trade order

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

(an “MCTO”) on May 4, 2021 under National Policy 12-203 Management Cease Trade Orders. The MCTO was revoked on July 2, 2021.

Other than as set out in this Circular, none of the proposed directors (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Aris Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director.

Mr. Garofalo was a director of Colossus Minerals Inc. (“Colossus”) from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus’ proposal and plan of reorganization was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus in April 2014. Such plan effectively converted all of Colossus’ outstanding debt, and its obligations under a precious metals stream agreement, into equity of the company.

Messrs. Martinez and Woodyer were directors and Mr. Iacono was a director and Executive Co-Chair of Pacific Exploration & Production Corporation, which undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors’ Arrangement Act (Canada), together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, ultimately implemented by way of a plan of arrangement and compromise on November 2, 2016. Effective August 2015, Mr. Woodyer resigned from the board and effective October 2016, Mr. Iacono retired from his position as Executive Co-Chair. In November 2016, Messrs. Iacono and Martinez resigned from the board.

Mr. Iacono was a director of US Oil Sands Inc. (“US Oil Sands”) from October 2013 until his resignation in June 2017. On September 14, 2017, the Court of Queen’s Bench, Alberta granted the application of the primary creditor of US Oil Sands to appoint a receiver and manager over all the assets, undertakings and property of US Oil Sands. Such appointment continues as of the date hereof.

Except as described below, none of the proposed directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Pursuant to the settlement agreement, Mr. Telfer paid $200,000 towards the cost of the investigation.

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Other than GCM Mining’s right to nominate two directors for election to the Board pursuant to the Investor Agreement, there is no arrangement or understanding between a proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

The Board recommends Shareholders vote FOR the election of each of the nominees as a director. Unless you give other instructions, the management designees intend to vote FOR each nominee listed above to act as a director.

Appointment and Remuneration of Auditors

KPMG LLP is the Company’s auditor and was first appointed as the Company’s auditor on May 5, 2020.

The Board recommends Shareholders vote FOR the appointment of KPMG LLP as the auditor of Aris Gold for the 2022 fiscal year and for the authorization of the Board to set their remuneration. Unless you give other instructions, the management designees intend to vote FOR the appointment of KPMG LLP to act as the Company’s auditor until the close of Aris Gold’s next annual general meeting and authorization of the Board to fix the remuneration to be paid to the auditors.

Approval of Issuance of Common Shares upon Debenture Conversion

Background

On April 12, 2022, the Company announced, among other things, the closing of the previously announced private placement (the “Private Placement”) of a US$35 million unsecured convertible debenture to GCM Mining by Aris Gold Acquisition Corp., a wholly-owned subsidiary of the Company (the “Debenture”).

At any time after 12 months from closing, the Debenture is convertible, in whole or in part, into Shares of the Company at a conversion price of US$1.75 per Share (the “Conversion Price”), representing an approximate 15.5% premium to the market price on the Toronto Stock Exchange (“TSX”) of the Shares (as determined in accordance with the TSX Company Manual on March 25, 2022, being the date on which the TSX accepted the Conversion Price). The Debenture expires on October 12, 2023 and pays interest monthly with an annualized coupon of 7.5%. Notwithstanding the foregoing, GCM Mining agreed to not convert the principal amount into more than 13,645,461 Shares (the “Conversion Cap”), being approximately 9.9% of the Company’s market capitalization, without prior approval of the TSX and until approval thereof by a majority of the Shareholders at the Meeting, other than the Shares held directly or indirectly by GCM Mining and its “associates” and “affiliates”, as those terms are defined by the TSX Company Manual. The maximum number of Shares issuable upon conversion of the Debenture is 20,000,000, representing approximately 14.5% of the issued and outstanding Shares prior to completion of the Private Placement.

To the knowledge of the directors and executive officers of the Company, and in addition to the Debenture, GCM Mining currently holds directly, or indirectly through its wholly-owned subsidiary, Caldas Holding Corp., 60,991,545 Shares representing 44.3% of the issued and outstanding Shares on a non-diluted basis, along with 7,500,000 warrants, each exercisable to acquire one Share at an exercise price of C$3.00 per warrant until December 19, 2024, and 18,444,445 warrants, each exercisable to acquire one Share at an exercise price of C$2.75 until July 29, 2025. In addition, Caldas Holding Corp. beneficially and of record owns US$9,640,523 of 2027 Gold-Linked Notes of the Company. As GCM Mining is already a

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

control person of Aris Gold, assuming the full conversion of the Debenture, the Private Placement did not materially affect control of the Company.

TSX Requirements

The TSX regulates the issuance or potential issuance of listed securities, such as the issuance of the Shares upon conversion of the Debenture. As a condition of acceptance of the Company’s notice of the Private Placement, the TSX required security holder approval of any conversion of the Debenture in excess of the Conversion Cap pursuant to Section 607(g)(ii) of the TSX Company Manual, which requires shareholder approval be obtained for private placements that, during any six month period, are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six month period.

For the purposes of Section 607(g)(ii) of the TSX Company Manual, the insiders participating in the Private Placement are not eligible to vote their securities in respect of such approval. To the knowledge of the Company, the only votes to be excluded will be those held directly or indirectly by GCM Mining, which, as at the date hereof, is 60,991,545 Shares.

Resolution

At the Meeting, the disinterested Shareholders of the Company will be asked to consider and, if deemed advisable, approve an ordinary resolution (the “Debenture Conversion Resolution”) authorizing and approving the issuance of up to 20,000,000 Shares that may be required to be issued to GCM Mining upon conversion of all or some of the Debenture.

The text of the ordinary resolution, which will be submitted to Shareholders at the Meeting or any postponement or adjournment thereof, is set forth below:

BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that:

1.	the Company be and is hereby authorized and approved to issue up to a maximum of 20,000,000 Shares that may be required to be issued to GCM Mining upon conversion of all or some of the Debenture;

2.

for greater certainty, this authorization and approval shall apply where such conversion would result in a private placement during any six month period to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of the listed securities of the Company which are outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six month period; and

3.

any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

In order for the foregoing ordinary resolution to be adopted, it must be approved by the affirmative votes cast by disinterested holders of not less than a simple majority of the Shares represented in person or by proxy at the Meeting that vote on such resolution. The Board recommends Shareholders vote FOR the

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Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Debenture Conversion Resolution. Unless you give other instructions, the management designees intend to vote FOR the Debenture Conversion Resolution.

If Shareholders do not approve the Debenture Conversion Resolution, GCM Mining will still be entitled to convert the Debenture up to the Conversion Cap.

Director Compensation

On February 4, 2021, the Company was renamed Aris Gold Corporation and the new Board and management team was put in place, and the new Board adopted new compensation philosophies for the directors as more particularly described below. Aris Gold does not compensate executive directors for the services they perform in their capacity as directors. The following table details the compensation paid to non-executive directors for the 12-month period ended December 31, 2021.

Name	Date joined Board and date resigned	Fees earned (US$)(1)	Share- based awards (US$)(2)	Option- based awards (US$)	All other compensation (US$)	Total (US$)

Ian Telfer	Feb 4, 2021 to present	$75,000	$50,000	Nil	Nil	$125,000

Peter Marrone	Feb 4, 2021 to present	$60,000	$50,000	Nil	Nil	$110,000

David Garofalo	Feb 4, 2021 to present	$60,000	$50,000	Nil	Nil	$110,000

Daniela Cambone	Feb 4, 2021 to present	$50,000	$50,000	Nil	Nil	$100,000

Attie Roux(5)	Feb 4, 2021 to present	$60,000	$50,000	Nil	Nil	$110,000

Serafino Iacono(4)	Feb 24, 2020 to present	$50,000	$50,000	Nil	Nil	$100,000

Hernan Martinez(3)	Feb 25, 2020 to present	$50,000	$50,000	Nil	Nil	$100,000

Belinda Labatte	June 5, 2020 to Feb 4, 2021	$5,833	$120,858(6)	Nil	Nil	$126,691

Humberto Calderon Berti	June 5, 2020 to Feb 4, 2021	$5,000	$120,858(6)	Nil	Nil	$125,858

Robert Doyle	Feb 25, 2020 to Feb 4, 2021	$7,500	$148,681(6)	Nil	Nil	$156,181

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

Miguel de la Campa	Feb 25, 2020 to Feb 4, 2021	$5,000	$148,681(6)	Nil	Nil	$153,681

Jeffrey Couch	Sept 18, 2020 to Feb 4, 2021	$5,000	$108,115(6)	Nil	Nil	$113,115

TOTAL		$433,333	$997,193	Nil	Nil	$1,430,526

Notes:

1.

In February 2021, the Board approved an annual retainer for each member of the Board in the aggregate amount of US$100,000 per year, payable as to 50% in cash and 50% in deferred share units (“DSUs”) granted pursuant to the terms of the Company’s Directors’ Deferred Share Unit Plan dated effective March 12, 2020 (the “DDSU Plan”). The Board also approved a cash fee of US$15,000 per year for the Chair of the Board and a cash fee of US$10,000 per year for the Chair of each Board committee.

2.

Share-based awards sets out the value of DSUs granted pursuant to the terms of the DDSU Plan in the respective fiscal period. The number of DSUs to be awarded is linked to the price of Shares. The amount disclosed is the cash value of the DSUs to be granted to the directors with the actual number granted to be determined based on the price of the Shares at the date of grant. The number of DSUs awarded is determined on the grant date by dividing the dollar amount of the compensation payable in DSUs on the grant date by the closing price of a Share on that date. See “Director Compensation – Directors’ Deferred Share Unit Plan”.

3.	Mr. Martinez remains as a non-executive director of the Company as one of GCM Mining’s two nominees.
4.

Mr. Iacono was an officer of the Company from January 1, 2021 to February 3, 2021. The director fees represent the fees paid to Mr. Iacono in his capacity as a director from February 4, 2021 to December 31, 2021.

5.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant he receives a monthly fee of US$16,667 and is eligible for an annual bonus. This table discloses the compensation paid to Mr. Roux in his capacity as a non-executive director for the period February 4, 2021 to December 31, 2021.

6.

On February 4, 2021, the Company was renamed Aris Gold Corporation and the new Board and management team was put in place. DSUs previously granted to members of the Board who did not remain on the Board following February 4, 2021 were settled in cash based on the terms of the Company’s previous board compensation agreements. Amounts disclosed represent the value of the DSUs settled on February 4, 2021.

Objective of Director Compensation

The main objective of Aris Gold’s director compensation program is to attract and retain directors with a broad range of skills and strategic expertise who are also able to successfully carry out the Board’s mandate. As a gold mining company with operations in international environments, directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings and mine site visits, participating on Board committees and ensuring that they stay informed about Aris Gold’s business and trends and developments affecting the mining industry. Furthermore, Aris Gold’s business strategy incorporates an aggressive growth profile which places additional requirements on the directors. In order to attract and retain directors who meet these expectations, the Board believes that the Company must offer a competitive compensation package that is aligned with market practices of its peer group.

Director Compensation Policies and Approach

The Board currently consists of eight directors, of which seven are non-executive and five are independent. The non-executive directors are compensated in accordance with guidelines established by the Corporate Governance and Nominating Committee. Aris Gold does not compensate executive directors for the services they perform in their capacity as directors.

Aris Gold maintains a flat-fee compensation program consisting of an annual retainer and additional compensation for being the Chair of the Board or a Chair of a committee as described in the table below. This flat-fee approach does not provide for any fees for attendance at Board or committee meetings or any other meeting compensation, nor does it provide travel per diems or compensation for travel time.

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

This streamlined fixed retainer approach recognizes that meeting attendance is a minimum expectation, simplifies the administration of Board compensation and provides for greater predictability in forecasting Board compensation expense. The annual retainer is paid in a 50%/50% mix of cash and share-based awards consisting of DSUs issued pursuant to the Company’s DDSU Plan.

The following table summarizes Aris Gold’s 2022 Board compensation arrangements that were initially adopted on February 4, 2021. The Compensation Committee monitors director compensation practices among Canadian mining and other resource-based companies and will consider if any modifications are required to the Board compensation philosophy or approach for 2022.

Compensation component	2022 (US$)

Annual retainer – cash portion	50,000

Annual retainer – DSU portion	50,000

Fee for the Chair of the Board (paid in cash)	15,000

Fee for Chair of any Board committee (paid in cash)	10,000

In line with its peers, the Company has adopted DSUs as the preferred approach to providing a significant portion of the total Board compensation as equity-based, and the Company does not issue stock options to non-executive directors. DSUs are notional Shares that have the same value at any given time as the Shares, but do not entitle the participant to any voting or other Shareholder rights and are non-dilutive to Shareholders. DSUs awarded to directors are normally issued at the end of each quarter and vest immediately on the date of grant. DSUs are cash-settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the Shares following the director ceasing to be a member of the Board.

Aris Gold requires its directors to achieve minimum share ownership levels within a prescribed time limit. The Board believes that a share ownership requirement along with the mixture of ‘at-risk’ compensation promotes the objectives of director retention and alignment with long-term Shareholders.

Minimum Share Ownership – Non-executive Directors

As part of the Company’s overall Board compensation philosophy, the Board has a policy that requires its non-executive directors to achieve and maintain minimum shareholding thresholds. The Board believes a share ownership requirement along with the mixture of ‘at-risk’ compensation promotes the objectives of director retention and alignment with long-term Shareholders. In the case of executive directors, they must meet the minimum share ownership requirements for senior executive officers.

Aris Gold requires each non-executive director to hold a minimum level of Shares or DSUs (or any combination thereof) so they have significant at-risk investment and to align their interests with those of the Company’s Shareholders. Non-executive directors must hold two times their annual board retainer in Shares or DSUs (or any combination thereof) and maintain the minimum ownership threshold throughout their tenure. Non-executive directors must meet the minimum ownership threshold within four years of joining the Board.

Share ownership values will be determined as the higher of either the market value or the book value of the Company’s Shares and DSUs held.

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The following table shows the breakdown of securities held by the non-executive directors as of May 3, 2022 along with their value and whether the individual is compliant with the requirement or is in the process of meeting the requirement within the prescribed time limit.

Name	Annual retainer (US$)	Total number of shares and or DSUs (#)	Market value of total ownership (US$)(1)	Multiple of value of total ownership to annual retainer	Threshold achieved, or prescribed deadline

Ian Telfer	$100,000	627,892	$835,756	8.4 times	Achieved

Daniela Cambone	$100,000	51,192	$68,139	0.7 times	by Feb. 4, 2025

David Garofalo	$100,000	337,392	$449,086	4.5 times	Achieved

Serafino Iacono	$100,000	485,247	$645,888	6.5 times	Achieved

Peter Marrone	$100,000	2,661,792	$3,542,845	35.4 times	Achieved

Hernan Martinez	$100,000	961,866	$1,280,292	12.8 times	Achieved

Attie Roux	$100,000	337,292(2)	$448,953	4.5 times	Achieved

Notes:

1.

The value of Shares and Share-units are based on the closing price of the Shares on the Toronto Stock Exchange on May 3, 2022 of C$1.71 converted to U.S. dollars using an exchange rate of C$1.2847 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on May 3, 2022.

2.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant he receives a monthly fee of US$16,667 and is eligible for an annual bonus. This table discloses the compensation paid to Mr. Roux in his capacity as a non-executive director.

Directors’ Deferred Share Unit Plan

The DDSU Plan was established to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board and to better align the long-term interests of DDSU Plan participants and the Shareholders of the Company. Pursuant to the DDSU Plan, non-executive directors who are eligible to participate in the DDSU Plan (each, a “Participant”) may be granted DSUs entitling such Participant to a right to receive, in accordance with the terms and conditions of the DDSU Plan, the cash equivalent of the Fair Market Value (as defined below) of one Share per DSU.

A portion of non-employee directors’ annual retainer (the “Annual Base Compensation”) is paid in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) on a quarterly basis, with each installment credited following the last business day of the fiscal quarter to which it applies. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest whole DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Fair Market Value of a Share at the time. “Fair Market Value” is defined in the DDSU Plan as the five-day volume weighted average trading price of a Share on the Toronto Stock Exchange (the “Exchange”) (if the Shares are listed on the Exchange) which is

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calculated by dividing the total value by the total volume of the Shares traded on the Exchange (if the Shares are listed on the Exchange) for the five consecutive trading days immediately preceding the date of grant or the redemption date, as applicable.

Generally, a Participant will be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (in each case, the “DDSU Plan Termination Date”) and ending on the 90th day following the DDSU Plan Termination Date. Upon redemptions under the DDSU Plan, the Company must provide to the relevant director within 30 days of the redemption date, payment of a cash amount to such director equal to the number of DSUs multiplied by the Fair Market Value on the redemption date, subject to any applicable deductions and withholdings.

No right to receive payment of DSUs and other benefits under the DDSU Plan are transferable or assignable by a Participant except on death by way of designating a beneficiary in writing, or failing which, by will or laws of descent and distribution.

Subject to receipt of any necessary regulatory or other approval, the DDSU Plan may be amended, suspended or terminated at any time by the Board in whole or in part, provided that no such change to the DDSU Plan shall, without the consent of the Participants affected by the amendment, alter or impair any rights or obligations of such Participants with respect to any DSUs granted prior to the date of the amendment and no amendment may be made if it would disqualify the DDSU Plan and an entitlement to DSUs from being a prescribed plan for the purposes of the definition of “salary deferral arrangement” pursuant to the Income Tax Act (Canada) and the regulations thereunder.

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding option-based and share-linked awards granted to the non-executive directors and which were outstanding as at December 31, 2021.

	Option-based awards				Share-linked awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options(1) (US$)	Number of DSUs(4) (#)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share-based awards not paid out or distributed (US$)(2)

Ian Telfer	Nil	Nil	Nil	Nil	38,033	38,033	45,298	Nil

Daniela Cambone	Nil	Nil	Nil	Nil	38,033	38,033	45,298	Nil

David Garofalo	Nil	Nil	Nil	Nil	38,033	38,033	45,298	Nil

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	Option-based awards				Share-linked awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options(1) (US$)	Number of DSUs(4) (#)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share-based awards not paid out or distributed (US$)(2)

Serafino Iacono	1,000,000(3)	$2.00	March 1, 2025	Nil(1)	38,033	38,033	45,298	Nil

Peter Marrone	Nil	Nil	Nil	Nil	38,033	38,033	45,298	Nil

Hernan Martinez	Nil	Nil	Nil	Nil	118,607	118,607	141,266	Nil

Attie Roux	Nil	Nil	Nil	Nil	144,628(4)	144,628	172,258	Nil

Notes:

1.

Value is calculated as the difference between the C$ exercise price of a stock option and the closing price of the Shares on the Toronto Stock Exchange (“TSX”) of C$1.51 on December 31, 2021, converted to US$ using an exchange rate of C$1.2678 for US$1.00, being daily exchange rate as quoted by the Bank of Canada on December 31, 2021.

2.

Value based on a Share price of C$1.51 being the closing price of the Shares on the TSX on December 31, 2021 converted to US$ using an exchange rate of C$1.2678 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2021.

3.	Options were granted to Mr. Iacono during 2020 prior to the Company adopting a policy to not grant options to directors.
4.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant he is eligible to participate in Aris Gold’s PSU Plan. During the year ended December 31, 2021, Mr. Roux received 106,595 PSU units which are not vested as well as 38,033 DSU units.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth particulars of all share-linked awards vested or earned by each director who is a non-executive director for the 12-month period ended December 31, 2021. All of the option-based awards were granted prior to the Company adopting a policy of not issuing stock options to non-executive directors in February 2021.

Name	Option-based awards – value vested during the year (US$)(2)	Share-linked awards – value vested during the year (US$)(1,3)	Non-equity incentive plan compensation –value earned during the year (US$)

Ian Telfer	Nil	45,298	Nil

Daniela Cambone	Nil	45,298	Nil

David Garofalo	Nil	45,298	Nil

Serafino Iacono	218,273	45,298	Nil

Peter Marrone	Nil	45,298	Nil

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Hernan Martinez	Nil	141,266	Nil

Attie Roux	Nil	45,298	Nil

Notes:

1.

Value based on a Share price of C$1.51 being the closing price of the Shares on the TSX on December 31, 2021, converted to US$ using an exchange rate of C$1.2678 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2021.

2.

During the 2020 fiscal year, the Company granted a total of 1,000,000 options to Mr. Iacono as a previous member of management. The options have an exercise price of C$2.00 per Share. The Options expire on March 1, 2025 and 50% of such awards vested upon grant and 50% vested on February 4, 2021 in connection with the Aris Transaction (as defined in “Executive Compensation – Background”).

3.

The DSUs are equity linked as the number of DSUs payable is determined by dividing the dollar amount of compensation payable by the Fair Market Value at the time of the award. Upon redemption, the relevant director is paid out in cash by multiplying the number of DSUs credited to him/her by the Fair Market Value.

Executive Compensation

Background

References to the “RTO Transaction” in this section refer to the arm’s length reverse takeover completed on February 24, 2020, whereby the Company (formerly “Bluenose Gold Corp.”) indirectly acquired the collection of properties and rights known as the Marmato Project from GCM Mining via the acquisition of Caldas Finance Corp. and changed its name to “Caldas Gold Corp.” For more information on the RTO Transaction, please refer to the Company’s press release dated February 25, 2020 and the Annual Information Form of the Company dated March 30, 2021, both of which are available under the Company’s profile on SEDAR at www.sedar.com.

References to the “Aris Transaction” in this section refer to the non-brokered private placement of 37,777,778 subscription receipts of the Company for aggregate proceeds of C$85,000,000 that closed on December 3, 2020 with a group of investors principally referred by the current Board and management team. The Aris Transaction closed on February 4, 2021 and resulted in certain changes to the Board and management of the Company together with a change in the Company’s name to “Aris Gold Corporation”. For more information on the Aris Transaction, please refer to the Company’s press release dated February 4, 2021 and the Annual Information Form of the Company dated March 30, 2021, both of which are available under the Company’s profile on SEDAR at www.sedar.com.

Summary

As required by Form 51-102F6 – Statement of Executive Compensation, the information set out in this circular relating to the compensation earned by each “Named Executive Officer” or “NEO” is for the fiscal period ended December 31, 2021, and the two prior fiscal years. On February 4, 2021, the Company was renamed Aris Gold Corporation and a new Board of Directors and management team was put in place. The new Board adopted new compensation philosophies and arrangements for its senior executive officers, who entered into new employment contracts with the Company effective February 4, 2021.

In Colombia, Aris Gold operates the 100%-owned Marmato gold mine where a modernization and expansion program is underway and operates the Soto Norte joint venture where the environmental licensing and permitting phase is advancing to develop a major new gold mine. Aris Gold plans to pursue acquisition and other growth opportunities to unlock value creation from scale and diversification. To implement the strategy Aris Gold utilizes the extensive experience of its management team in acquiring, operating and building gold mines with the strong industry relationships of the Board. The objective of Aris Gold’s executive compensation program is to support the Company’s business strategy by attracting and retaining talented employees through, among other incentives, market competitive compensation.

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This includes paying for performance with “at-risk” compensation linked to the Company’s strategic goals, operational objectives, aligning long-term performance rewards with Shareholders’ interests, and providing the flexibility necessary to complement the entrepreneurial nature of Aris Gold’s growth strategy.

The philosophy underlying Aris Gold’s executive compensation program is to provide an attractive, flexible, and market-based compensation program tied to performance and aligned with Shareholders’ interests. In determining performance, the Company considers its Share price and total Shareholder return relative to a peer group to be its preferred long-term performance metrics as these most directly align management with the Shareholders’ experience. Further, the Company encourages its management team to be Shareholders and has developed an executive compensation pay mix that provides a significant proportion of total compensation being both long-term and equity-based. For its senior executive officers, the Company has established minimum share ownership requirements.

Named Executive Officers

For the purpose of this Compensation Discussion and Analysis section, “NEO” or “Named Executive Officer” means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

For the financial year ended 2021, the Company’s NEOs were:

• Neil Woodyer	Chief Executive Officer

• Douglas Bowlby	Senior Vice President, Corporate

• Andrew Gubbels	Senior Vice President, Corporate Development

• Peter Burger	Chief Operating Officer, Caldas Gold

• Robert Eckford	Vice President, Finance and Chief Financial Officer

On February 4, 2021, the Company was renamed Aris Gold Corporation and a new Board of Directors and management team was put in place. During 2020, the Company changed its financial year end from June 30 to December 31. During the fiscal year ended June 30, 2019, the Company (then called “Bluenose Gold Corp.”) had two NEOs: (i) Raymond Roland, a former President, CEO, CFO and director of the Company; and (ii) Joanna Vastardis, a former CFO and Corporate Secretary of the Company. During the same periods, there were no executive officers of the Company who individually earned more than C$150,000 in total.

See “Summary Compensation Table” below for details of the payments made to the NEOs for the fiscal year ended December 31, 2021.

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Compensation Discussion and Analysis

Overview of the Executive Compensation Program

The philosophy underlying the Company’s executive compensation program is to provide attractive, flexible and market-based compensation tied to performance and aligned with Shareholders’ interests, but which also limits incentives that promote excessive risk taking. Aris Gold and its Compensation Committee have determined the best way to achieve this objective is to implement an executive compensation program that includes a varied pay mix of cash and equity-related components with both short-term and long-term performance metrics.

Base Salary	Short-term Incentives	Long-term Incentives

• Generally paid in US$, with annual review	• Annual bonus with Target award based on Base Salary and paid with a cash portion (and an equity portion, for senior executive officers)	• LTI program based on 50%/50% value mix of time- vested Stock Options and three-year PSUs with 0%-200% performance multiplier

The compensation program for senior executive officers includes both long-term incentive- and equity-based components that is structured as follows:

•	a requirement in 2021 to use at least 25% of annual bonus award (net of tax) to purchase Shares of the Company (for 2021, the CEO decided to use 100%); and

•

a long-term incentive program that includes a 50%/50% pay mix of stock options (with 50% vesting at year one and 50% vesting at year two) and PSUs (with three year ‘cliff-vesting’ and 0%-200% performance factor).

Aris Gold and its Compensation Committee also require the Company’s senior executive officers to be Shareholders within prescribed time limits. No pension or retirement compensation plans, including defined contribution plans, have been instituted by the Company for its senior management team and none are proposed at this time. Aris Gold provides change of control benefits to certain of its senior executives. Importantly, all change of control agreements are “double-trigger”, requiring both a change of control event and an adverse role change of the executive’s employment within 12 months of the change of control event. Additional information on each of these components of the executive compensation structure is discussed below.

Decisions related to remuneration of the CEO and the senior executive officers must be approved by the Board based on recommendations from the Compensation Committee and in accordance with the terms of the Board-approved compensation framework (the “Compensation Structure”), and in particular:

•

CEO Compensation. To at least annually, within the terms of the established Compensation Structure, review the corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of the CEO’s compensation, the Compensation Committee shall consider, among other factors, the terms of the CEO’s employment agreement, the

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Company’s performance and relative Shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

•

Senior Executive Officers’ Compensation. To, within the terms of the established Compensation Structure, and following a review of the CEO’s recommendations, make recommendations to the Board with respect to the compensation for the senior executive officers other than the CEO, including base salaries, bonuses and other performance incentives and stock-based grants and other benefits and perquisites.

•

Other Officers’ and Employees’ Compensation. The Compensation Committee delegates its responsibility to the CEO to, within the established Compensation Structure, determine the compensation of all employees who are not senior executive officers of the Company and in doing so the CEO shall be entitled to delegate his or her authority to other senior managers within the Company.

The Compensation Committee considers the implications of the risks associated with the Company’s compensation policies and practices; however, it has not identified any risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. Aris Gold’s compensation mix is balanced among fixed components such as base salary, and variable performance-based components, such as an annual bonus program, and the compensation mix also incorporates long-term incentives with retention mechanisms such as stock options and performance share units. These components of the Company’s compensation practices are designed to encourage actions and behaviors directed toward increasing long-term value while limiting incentives that promote excessive risk-taking. In addition, the Compensation Committee can retain any advisor it deems necessary to fulfill its obligations.

Aris Gold’s Corporate Disclosure, Social Media and Trading Policy prohibits directors, officers and employees from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director, officer or employee. See “Report on Corporate Governance – Ethnical Business Conduct” for more information.

Base Salary

The base salary established for each employee is intended to reflect individual responsibilities, experience, prior performance, and other relevant factors. Base salaries are fixed and therefore provide certainty for the employee. Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by peer companies and as the basis for determining other elements of compensation and benefits.

In general, Aris Gold sets base salaries in U.S. dollars to promote alignment with U.S. dollar revenue from gold sales.

Base salaries will be reviewed annually and within the context of the Company’s growth and with potential adjustments determined based on competitive market practices, individual performance and improvements in job proficiency and competence, and the Company’s performance, relative Shareholder return and the Company’s ability to pay.

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The table below details the base annual salary for the NEOs in 2021.

Name and position	2021 base salary (US$)

Neil Woodyer Chief Executive Officer	$500,000

Douglas Bowlby Senior Vice President, Corporate	$350,000

Andrew Gubbels Senior Vice President, Corporate Development	$300,000

Peter Burger Chief Operating Officer, Caldas Gold	$410,000

Robert Eckford Vice President, Finance and CFO	$225,000

Short-term Incentives – 2021 Annual Bonus

Aris Gold rewards strong operational and financial performance that furthers the Company’s short-term objectives with an annual bonus program. The features of the annual bonus program include:

•	the entire bonus amount to be performance based (no contractual minimum bonuses); and

•	annual bonuses to be assessed and determined at the end of the fiscal period and calculated on a percentage of base salary basis; and

•	the determination of annual bonus amounts to include the assessment of multiple qualitative and quantitative factors; and

•

for senior executive officers, the annual bonus will be paid in cash, however, a portion of the after-tax amount must be used to purchase Shares in the open market within a reasonable time period following payment of the annual bonus.

For the 2021 annual bonus, target awards were established for the NEOs in February 2021 as detailed in the table below. Both company-wide achievements and individual performance from the NEOs were considered by the Compensation Committee and Board of Directors in determining the actual annual bonus awards. The target awards ranged from 75% to 150% of base salary and the actual awards ranged from 75% to 200% of base salary, with the CEO receiving 200%. The Board also determined the following minimum portions of the annual bonus to be used by the NEOs to acquire Aris Gold shares: Mr. Woodyer 100%, Mr. Bowlby 25%, Mr. Gubbels 25% and Mr. Eckford 25%; this portion of the annual bonus has been included in the summary table as a Share-based award.

In determining the actual annual bonus awards, the Compensation Committee and Board of Directors considered the following corporate performance highlights:

•

Total Shareholder Return. During 2021, the Total Shareholder Return (“TSR”) for Aris Gold shares was negative 38%, which was in line with several Latin America-focused gold producers. This performance compared negatively to the TSR of the S&P TSX Global Gold Index of negative 5.3%.

•

Health, Safety and Environment. In August 2021, Aris Gold published its inaugural Sustainability Report. During 2021, the new management team implemented several health and safety programs with the goal of having a measurable effect on reducing recordable workplace injuries. The rate of lost-time injuries reduced by 84% when comparing the average incident rate from Q4 2021 to Q1 2021. Also during 2021, the Marmato operation achieved a COVID-19 vaccination rate

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of +95% for employees, which was well above the levels achieved by local public health authorities.

•

Corporate Positioning. In February 2021, the new Management team and Board launched a new suite of corporate policies and procedures designed to position Aris Gold within a peer group of intermediate gold producers. These corporate policies are available in English and Spanish at www.arisgold.com. In addition to rolling out these policies at the corporate office, training sessions were held with VP-level members of the team at Marmato who in turn, implemented training programs for their teams. Aris Gold progressively strengthened its corporate position during 2021 with a new corporate office established in Vancouver, Canada in May 2021. Within Colombia, the Medellin administrative office was closed with staff positions reduced or transitioned to site-based roles at Marmato. During 2021, the total Marmato workforce was reduced by 20% (headcount from 2,051 to 1,651) with an increased focus on productivity and cost controls.

•

Gold Production and Costs. For 2021, total gold sold from the Marmato Upper Mine was 26,925 ounces at an all-in sustaining cost (“AISC”) of $1,652 per ounce, representing a 13% increase in ounces sold as compared to 2020 due to an improvement in head grade, increased mill throughput and recoveries. There was also a reduction in both cash cost per ounce and AISC per ounce of 12% when comparing Q4 2021 to Q1 2021.

•

Reporting and Cost Controls. A new monthly reporting system was implemented in April 2021, providing greater information for senior operations team and corporate users, followed by the implementation of an Oracle Enterprise Resource Planning suite (ERP) that went live in early 2022. The new ERP will provide new tools for reporting and cost controls.

•

Financial Strength. As of December 31, 2021, Aris Gold had $138 million of cash and cash equivalents. The goal for the management team is to maintain the Company’s strong financial position so that the Company can deliver its growth objectives.

•

Strategic Growth. During 2021, Aris Gold developed and evaluated several growth opportunities and significantly advanced the joint venture transaction with Abu Dhabi based investment company Mubadala Investment Company PJSC, whereby in April 2022, Aris Gold acquired a joint venture interest in the Soto Norte gold project in Colombia and became the project operator. The Soto Norte gold project is one of the world’s largest feasibility-stage projects with high-grade mineral reserves, low capital intensity, low operating costs, and district-scale potential. Aris Gold also completed a Feasibility Study technical report on the Soto Norte project. Associated with the creation of this joint venture, Aris Gold strengthened its financial position by $100 million by upsizing the existing precious metals stream at the Marmato Mine by $65 million and arranging a $35 million convertible debenture. Aris Gold is becoming a globally relevant gold producer by acquiring operating gold mines and projects nearing construction with the aim of creating value through scale, diversification, mine and corporate-level optimizations, investing in expansions and near-mine exploration.

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The table below details the target and actual annual bonus awards for the NEOs in 2021.

Name and position	2021 target annual bonus		2021 actual annual bonus
	Target award (% base salary)	Target amount (US$)	Cash-based award (US$)	Share-based award (1) (US$)	Total award (US$)
Neil Woodyer Chief Executive Officer	150%	$750,000	Nil	$1,000,000	$1,000,000
Douglas Bowlby Senior Vice President, Corporate	100%	$350,000	$393,750	$131,250	$525,000
Andrew Gubbels Senior Vice President, Corp. Dev.	75%	$225,000	$168,750	$56,250	$225,000
Peter Burger Chief Operating Officer, Caldas Gold	75%	$230,625	$250,000	Nil	$250,000
Robert Eckford Vice President, Finance and CFO	75%	$168,750	$168,750	$56,250	$225,000

Notes:

1.

For the 2021 annual incentive bonus, a portion was required to be used to acquire Shares as follows: Mr. Woodyer 100%, Mr. Bowlby 25%, Mr. Gubbels 25% and Mr. Eckford 25%. These NEOs were required to use at least that portion (net tax and other statutory deductions) to acquire Shares in the open market following payment of the bonus amount.

Long-term Incentive Program – 2021 Awards

Aris Gold has a long-term incentive (“LTI”) program that (i) rewards participants for their contribution, (ii) serves as a retention mechanism so that participants are incented to remain with the Company to realize the value of the awards, and (iii) continues to align compensation with the Shareholders’ experience.

In 2021, the Company LTI program for its senior executive officers targeted a pay mix of 50% stock options and 50% PSUs to align with its peer group. The introduction of PSUs to the LTI pay mix is designed to create a more effective and performance driven LTI program, as compared to the historic practice of using stock options as the sole incentive.

Aris Gold considers its annual LTI awards at the start of each fiscal year. Following the start of employment of the new senior executive team on February 4, 2021, LTI awards were determined but not granted until the Company completed the process of graduating to the TSX from the TSXV which graduation occurred on February 12, 2021. During the remainder of 2021, only new hires were considered for LTI awards. The table below details the target and actual LTI awards for the NEOs in 2021.

Name and position	2021 target LTI award		2021 value of actual LTI awards (1)
	Target award (% base salary)	Target amount (US$)	Stock Options (2) (US$)	PSUs (US$)	Total award (US$)
Neil Woodyer Chief Executive Officer	200%	$1,000,000	$499,999	$499,998	$999,997
Douglas Bowlby Senior Vice President, Corporate	150%	$525,000	$262,499	$262,498	$524,997
Andrew Gubbels Senior Vice President, Corp. Dev.	150%	$450,000	$225,000	$224,998	$449,998
Peter Burger Chief Operating Officer, Caldas Gold	50%	$200,000	$99,999	$99,998	$199,997

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Robert Eckford Vice President, Finance and CFO	100%	$225,000	$112,499	$112,498	$224,997

Notes:

1.	Actual LTI award values include the effects of stock options and PSUs grants being rounded down to the nearest full unit.
2.

The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the year ended December 31, 2021.

Beyond introducing PSUs in 2021, Aris Gold has modernized the LTI program in terms of time-vesting and other key design features. Additional information on the stock options and PSU awards is provided below.

Stock Options

•	50% vesting at year one and 50% vesting at year two with a three-year term to expiry.

PSUs

•	PSU grants have three-year vesting, with vesting contingent on performance at the end of the three-year performance period.

•	The performance factor will be based on the cumulative three-year TSR compared to the S&P/TSX Global Gold Index (see the PSU Performance Vesting Table below for performance vesting thresholds).

•	In accordance with the PSU plan, the vesting amount will include any additional units issued as dividend equivalents for dividends paid on Shares during the performance period.

•	If the three-year TSR is negative, vesting is capped at Target (100%) regardless of relative performance compared to the market index.

•

The Company’s PSU plan is cash settled and the award payable on settlement will be calculated by multiplying the number of units that vest by the five-day VWAP ended immediately before the last day of the performance period of the Shares on the exchange on which the greatest volume of trading occurs.

2021 PSU Performance Vesting Table

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	More than 25% points below index	0%
Threshold	25% points below index	50%
Target	Matches index	100%
Maximum	50% points above index	200%
Note: If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 50% and 200% of target.

Other Compensation

Aris Gold has an extended health and travel benefits program that is available to all Canadian employees. Internationally-based employees and consultants are eligible for certain health and travel insurance programs. No pension or retirement compensation plans, including defined contribution plans, have been instituted by the Company for its senior executive team and none are proposed at this time.

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In general, the Company prefers a transparent compensation system that does not provide additional perquisites. For a limited number of site-based personnel, additional benefits may include a housing allowance or access to a corporate-owned car with a driver.

Summary Compensation Table

					Non-equity incentive plan compensation (US$)
Name and principal position	Year	Salary (US$)	Share- based awards (US$)(1)	Option- based awards (US$)(2)	Annual incentive plans	Long- term incentive plans	Pension value (US$)	All other comp. (US$)	Total (US$)
Neil Woodyer (3) Chief Executive Officer	2021	458,333	1,499,998	499,999	Nil	Nil	Nil	Nil	2,458,330
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Douglas Bowlby(3) Senior Vice President, Corporate	2021	320,833	393,749	262,499	393,750	Nil	Nil	Nil	1,370,830
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Andrew Gubbels(3) Senior Vice President, Corporate Development	2021	275,000	281,248	225,000	168,750	Nil	Nil	Nil	949,998
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Peter Burger(4) Chief Operating Officer, Caldas Gold	2021	300,000	99,998	99,999	250,000	Nil	Nil	Nil	749,997
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Eckford(3) Vice President, Finance and CFO	2021	206,250	168,749	112,499	168,750	Nil	Nil	Nil	656,248
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Serafino Iacono(5) Former Chief Executive Officer	2021	19,422	Nil	Nil	Nil	Nil	Nil	4,035,856(6)	4,055,278
	2020	166,668	Nil	792,582	Nil	Nil	Nil	Nil	959,250
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Davies(5) Former Chief Financial Officer	2021	16,260	Nil	Nil	Nil	Nil	Nil	2,183,428 (6)	2,199,688
	2020	145,833	Nil	792,582	Nil	Nil	Nil	Nil	938,415
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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Notes:

1.

Share-based awards include PSU grants and the portion of the annual incentive bonus (net tax and other statutory deductions) the NEO is required to use to acquire Shares in the open market following payment of the award. For the 2021 annual incentive bonus, the portion required to be used to acquire Shares was: Mr. Woodyer 100%, Mr. Bowlby 25%, Mr. Gubbels 25% and Mr. Eckford 25%.

2.

The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the year ended December 31, 2021.

3.	Such person became a NEO on February 4, 2021 and, prior to such date, was not employed by the Company.
4.	Such person became a NEO on April 6, 2021 and, prior to such date, was not employed by the Company.
5.

Such persons became a NEO on February 25, 2020 and, prior to such date, were not employed by the Company. Such persons ceased to be a NEO or otherwise employed by the Company on February 4, 2021 in connection with the completion of the Aris Transaction.

6.

As a result of the completion of the Aris Transaction on February 4, 2021, Mr. Iacono, the former Chief Executive Officer of the Company, and Mr. Davies, the former Chief Financial Officer of the Company, were replaced by the current management team and were paid certain change of control and related severance payments from the Company under the terms of their consulting agreements.

Performance Graph

The following graph compares the cumulative total shareholder return of C$100 invested in (i) Shares of the Company for the five-year period from December 31, 2016 to December 31, 2021; and (ii) with the S&P/TSX Global Gold Index for the same period. Prior to February 24, 2020, the Share performance represents that of Bluenose Gold Corp. and its predecessors.

Within the period from 2016 to 2019, the Company was not involved in any active business and therefore its executive compensation was very limited and focused on preserving cash while pursuing investment and RTO transaction opportunities.

Aris Gold’s compensation of its executive officers commenced in 2020 following the RTO Transaction and reflect the transition into an active business with a large workforce in Colombia. Since the launch of the Company in February 2020, significant achievements and progress has been made. For more information, see “General Development of the Business” in the Annual Information Form of the Company dated March 3, 2022, which is available under the Company’s profile on SEDAR at www.sedar.com.

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

Incentive Plan Awards

Stock Option Plan

The Shareholders adopted the Incentive Stock Option Plan (the “Stock Option Plan”) dated March 12, 2020 at the 2020 Special Meeting of Shareholders of the Company held on June 25, 2020. The Stock Option Plan was adopted to provide effective incentives to officers and senior management and consultants of the Company and its affiliates and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Shareholders. Set out below is a summary of the Stock Option Plan.

The purpose of the Stock Option Plan is to advance the interests of the Company, through the grant of options, by (1) providing an incentive mechanism to foster the interest of officers, employees and consultants in the success of the Company; (2) encouraging officers, employees and consultants to remain with the Company; and (3) attracting new officers, employees and consultants.

The following is a summary of certain of the key provisions of the Stock Option Plan:

•

Number of Shares Reserved. The aggregate number of Shares available to be reserved for issuance under the Stock Option Plan, on a rolling basis, is 10% of the number of Shares outstanding less any Shares reserved pursuant to the Company’s other Share compensation arrangements, if any, at the time of reservation. Any Shares subject to an Option which has been granted under the Stock Option Plan and which has been surrendered, expired or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available under the Stock Option Plan.

•	Administration. The Stock Option Plan is to be administered by the Board, or any duly authorized committee thereof.

•

Exercise Price. Subject to a minimum exercise price of C$0.05, the exercise price per Share for an Option shall not be less than the Market Price (as defined in the Stock Option Plan) for the Shares at the date of grant. If Options are granted within 90 days of a distribution by the Company by prospectus, then the exercise price per Share for such Option shall not be less than the greater of the minimum exercise price and the price per Share paid by the public investors for Shares acquired pursuant to such distribution. Such 90-day period begins on the date the final receipt is issued for the final prospectus in respect of such distribution.

•

Eligible Persons. Options under the Stock Option Plan may only be issued to directors, officers, employees and consultants of the Company and its affiliates and its subsidiaries (for purposes of the Stock Option Plan, “Eligible Persons”).

•

Terms of Options. The Stock Option Plan provides that the exercise price, vesting provisions, the extent to which such Option is exercisable, acceleration of vesting in connection with a take-over bid or other specified event and other terms and conditions relating to such Options shall be determined by the Board or applicable committee thereof, as applicable, and subject to compliance with the policies of the TSX.

•	Maximum Term of Options. Options granted under the Stock Option Plan will be for a term not exceeding 10 years from the date of grant.

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•

Blackout Periods. Options may not be exercised during any blackout period imposed by the Company with respect to trading in securities of the Company by Eligible Persons. Where the expiry date for an Option occurs during a blackout period or within two business days of a blackout period, the expiry date will be extended to the date that is 10 days following the end of such blackout period.

•

Limitations on Grants to Certain Persons. No more than 5% of the Shares outstanding at the time of grant may be reserved for issuance to any one individual in any 12-month period, unless disinterested Shareholder approval has been obtained. No more than 2% of the Shares outstanding at the time of grant may be reserved for issuance to any consultant in any 12-month period. No more than an aggregate of 2% of the Shares outstanding at the time of grant may be reserved for issuance to any employee conducting Investor Relations Activities (as defined by the TSX) in any 12-month period.

•

Limitations on Grants to Insiders. The aggregate number of Shares reserved for issuance to insiders at any given time pursuant to Options, together with grants outstanding under any other security-based compensation arrangement, may not exceed 10% of the total number of Shares outstanding at the time of grant. The aggregate number of Shares reserved for issuance within a 12-month period to insiders pursuant to Options, together with grants outstanding under any other share compensation arrangement, may not exceed 10% of the total number of Shares outstanding at the time of grant.

•

Termination Prior to Expiry. If an optionee ceases to be an Eligible Person, the Options held by that person and that were exercisable on the date upon which that person ceased to be an Eligible Person (for purposes of the Stock Option Plan, the “Termination Date”) will expire on the earlier of the 90th day following the Termination Date (or such other “reasonable period” determined by the Board) and the expiry date of the applicable Options; provided that if such person was a person retained to provide Investor Relations Activities, the expiry date of such Options will not exceed the 30th day following the Termination Date. Notwithstanding the foregoing, under certain circumstances, such Options will terminate immediately on the Termination Date. Options held by that person and that were not exercisable on the Termination Date will terminate immediately on the Termination Date.

•

Death of an Optionee. If an optionee dies, Options held by the deceased optionee will be exercisable by the deceased optionee’s personal representative, and will expire on the earlier of the one-year anniversary of the date of death of the optionee and the expiry date of the applicable Options.

•

Conditions of Exercise of Options. Aris Gold will not issue Shares pursuant to the exercise of Options unless and until written notice of exercise addressed to the Corporate Secretary of the Company has been received, the Shares have been fully paid for, all applicable regulatory approvals have been received and any applicable withholding tax obligations have been satisfied.

•

Reduction of Exercise Price. Subject to any required regulatory and shareholder approvals and the consent of the optionee affected thereby, the Board may amend or modify any outstanding Option in any manner, including to change the vesting provisions, expiry date, or exercise price, provided that the consent of the optionee shall not be required where the rights of the optionee

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are not materially prejudiced. The exercise price of Options granted to insiders may not be decreased, and the term of Options granted to insiders may not be extended, without disinterested Shareholder approval.

•

No Assignment. Options may not be assigned or transferred, except in limited circumstances including the transfer of Options to a wholly-owned personal holding company or to a registered retirement savings plan established for the sole benefit of such participant, and for estate planning or estate settlement purposes.

•	Amendments. Generally, the Board may amend the Stock Option Plan, subject to any necessary regulatory approval.

•

Termination of Stock Option Plan. The Stock Option Plan may be discontinued by the Board, provided that such termination will not alter the terms or conditions of any Option or impair any right of any optionee pursuant to any Option granted prior to the date of such termination, which will continue to be governed by the provisions of the Stock Option Plan.

The above summary of the Stock Option Plan is subject to the full text of the Stock Option Plan, a copy of which can be found under the Company’s profile on SEDAR or by contacting the Corporate Secretary of the Company in writing by email at info@arisgold.com.

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding Share-based and option-based awards granted to the NEOs and which were outstanding as at December 31, 2021.

		Option-based awards			Share-based awards

Name and position	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiry date	Value of unexercised in-the- money options (US$)(1)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(1)	Market or payout value of vested share-based awards not paid out or distributed (US$)(1)

Neil Woodyer(2) Chief Executive Officer	457,317	$3.10	February 12, 2024	Nil	204,612	243,701	Nil

Douglas Bowlby(2) Senior Vice President, Corporate	240,091	$3.10	February 12, 2024	Nil	107,421	127,943	Nil

Andrew Gubbels(2)	205,793	$3.10	February 12, 2024	Nil	92,075	109,665	Nil

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		Option-based awards			Share-based awards

Name and position	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiry date	Value of unexercised in-the- money options (US$)(1)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(1)	Market or payout value of vested share-based awards not paid out or distributed (US$)(1)

Senior Vice President, Corporate Development

Peter Burger(3) Chief Operating Officer, Caldas Gold	118,383	$2.35	April 6, 2024	Nil	53,297	63,479	Nil

Robert Eckford(2) Vice President, Finance and CFO	102,896	$3.10	February 12, 2024	Nil	46,037	54,832	Nil

Serafino Iacono(4) Former Chief Executive Officer	1,000,000	$2.00	March 1, 2025	Nil	Nil	Nil	Nil

Michael Davies(4) Former Chief Financial Officer	1,000,000	$2.00	March 1, 2025	Nil	Nil	Nil	Nil

Notes:

1.

Value is calculated as the difference between the C$ exercise price of the stock option and the closing price of the Shares on the TSX on December 31, 2021, being C$1.51 per Share, converted to US$ using an exchange rate of C$1.2678 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 31, 2021.

2.	Such person became a NEO on February 4, 2021 and, prior to such date, was not employed by the Company.
3.	Such person became a NEO on April 6, 2021 and, prior to such date, was not employed by the Company.
4.

Such persons became a NEO on February 25, 2020 and, prior to such date, were not employed by the Company. Such persons ceased to be a NEO or otherwise employed by the Company on February 4, 2021 in connection with the completion of the Aris Transaction.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of all Share-based, option-based and cash-based incentive plan awards vested by each NEO during the 12-month period ended December 31, 2021.

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Name and position	Option-based awards – value vested during the year (US$)(1)	Share-based awards – value vested during the year ($)(2)	Non-equity incentive plan compensation – value earned during the year ($)
Neil Woodyer(3) Chief Executive Officer	Nil	Nil	Nil
Douglas Bowlby(3) Senior Vice President, Corporate	Nil	Nil	Nil
Andrew Gubbels(3) Senior Vice President, Corporate Development	Nil	Nil	Nil
Peter Burger(4) Chief Operating Officer, Caldas Gold	Nil	Nil	Nil
Robert Eckford(3) Vice President, Finance and CFO	Nil	Nil	Nil
Serafino Iacono(5) Former Chief Executive Officer	218,273(6)	Nil	Nil
Michael Davies(5) Former Chief Financial Officer	218,273(6)	Nil	Nil

Notes:

1.

During the 2021 fiscal year, the Company granted a total of 1,124,480 Options with a weighted average exercise price of C$3.02 per Share to the NEOs. The Options expire between February 12, 2024 and April 6, 2024 and 50% of such awards vest on year one, and 50% vest on year two. The value of the amounts vested represents the difference between the market price of the underlying Shares assuming exercise on the vesting date and the exercise price of the options.

2.

The closing price of the Shares on the TSX on December 31, 2021 was C$1.51 per Share. The value of the amounts vested represents the dollar value that would be realized by multiplying the number of PSUs by the market value of a Share on the vesting date.

3.	Such person became a NEO on February 4, 2021 and, prior to such date, was not employed by the Company.
4.	Such person became a NEO on April 6, 2021 and, prior to such date, was not employed by the Company.
5.

Such persons became a NEO on February 25, 2020 and, prior to such date, were not employed by the Company. Such persons ceased to be a NEO or otherwise employed by the Company on February 4, 2021 in connection with the completion of the Aris Transaction.

6.

100% of the unvested Options held by Mr. Iacono, the former Chief Executive Officer of the Company, and Mr. Davies, the former Chief Financial Officer of the Company on February 4, 2021 vested in connection with the closing of the Aris Transaction and will continue to be exercisable until their expiry on March 1, 2025.

Outstanding Options

The following table sets out as of December 31, 2021, the number of options granted under the plan and the remaining number of securities available for grant, together with the percentage these numbers represent relative to the number of issued and outstanding Shares as of December 31, 2021.

Plan	Number of outstanding options (a)	Shares issuable pursuant to outstanding unexercised options (# and % of issued and outstanding shares)(1) (b)	Number of options remaining available for future issuance under equity compensation plans excluding securities reflected in column (a) (c)	Number of common shares remaining available for future issuance upon exercise of outstanding options (# and % of issued and outstanding Shares)(1)

Stock Option Plan	5,829,468	5,829,468; 4.2%	7,953,826	7,953,826; 5.8%

Notes:

1.	Based on a total of 137,832,940 issued and outstanding Shares on a non-diluted basis as at December 31, 2021.

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Equity Compensation Plan Information

The information in the following table was current on December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)(1) (c)
Equity compensation plans approved by security holders	5,829,468	C$2.29	7,953,826
Equity compensation plans not approved by security holders	n/a	n/a	n/a

Total	5,829,468	C$2.29	7,953,826

Note:

1.

The aggregate number of Shares available to be reserved for issuance under the Stock Option Plan, on a rolling basis, is 10% of the number of Shares outstanding less any Shares reserved pursuant to the Company’s other Share compensation arrangements, if any, at the time of reservation.

Burn Rate

The following table sets out the burn rate of the Stock Option Plan, as calculated in accordance with the TSX Company Manual, for the three most recently completed financial years:

	Number of options granted under the plan(1) (a)	Weighted average number of securities outstanding(2) (b)	Annual burn rate (%) (a)/(b)
2021	1,429,468	134,282,133	1.1%
2020(3)	4,910,000	66,368,185	7.4%
2019	Nil	10,634,113	0.0%

Note:

1.

Effective February 21, 2020, immediately prior to the RTO Transaction, Bluenose Gold Corp. consolidated its common shares on a one-for-10 basis. All historical references herein to common shares, stock options and per share amounts have been retroactively adjusted to reflect this share consolidation.

2.	The weighted average Shares outstanding for the 12 months ended December 31, 2019 represent a combination of the Shares outstanding for Bluenose, and Caldas prior to the RTO Transaction.
3.	Notwithstanding the Company’s change of fiscal year end in 2020 from June 30 to December 31, 2020, the information disclosed is for the 12 months ended December 31, 2020.

Minimum Share Ownership – Senior Executive Officers

Aris Gold requires its senior executive officers to achieve and maintain minimum shareholding thresholds, as set forth in the individual Executive Employment Agreements. The CEO is required to hold a minimum of four times base salary and the other senior executive officers are required to hold a minimum of two times base salary. The senior executive officers will have four years from the commencement of their respective employment with Aris Gold to achieve the minimum shareholding threshold. In determining the value of a senior executive’s share ownership, the number of Shares owned will be inclusive of the value of any unvested share-based units (e.g. PSUs).

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The following table shows the breakdown of the securities held by the NEOs as of May 3, 2022 who are subject to the minimum share ownership levels along with their value and whether the NEO is compliant with the requirement or is in the process of meeting the requirement within the prescribed time limit. Mr. Burger is not required to achieve a minimum shareholding threshold.

Name and position	Base Salary (US$)	Total number of shares (#)	Total number of share units (PSUs) (#)	Market Value of total ownership (US$) (1)	Multiple of Market Value to Base Salary	Threshold achieved, or prescribed deadline

Neil Woodyer, CEO	$500,000	6,262,000	419,933	$8,893,987	17.8x	Achieved

Douglas Bowlby, SVP Corporate	$350,000	620,000	223,363	$1,122,558	3.2x	Achieved

Andrew Gubbels, SVP Corp. Dev.	$300,000	190,000	158,327	$463,641	1.5x	February 2025

Robert Eckford, VP Finance & CFO	$225,000	77,520	95,726	$230,599	1.0x	February 2025

Notes:

1.

The value of Shares and Share-units are based on the closing price of the Shares on TSX on May 3, 2022, being C$1.71 per Share, converted to US$ using an exchange rate of C$1.2847 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on May 3, 2022.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

The Company has entered into executive employment agreements with certain of its senior executive officers. Under the terms of the executive employment agreements, each executive has made commitments in favour of the Company, including non-competition, non-solicit and minimum share ownership covenants and minimum notice periods in the event of the executive’s resignation. In consideration of the services to be rendered by each executive under their respective employment agreement, each executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of the Company and to participate in the dental, medical and other benefit plans as may be offered by the Company to senior officers from time to time.

Certain NEOs would receive payments at, following or in connection with any termination, resignation or change in control of Aris Gold.

The provisions of the executive employment agreement with Neil Woodyer, CEO, provide for a notice period of 6 months, severance on termination of 1.5 times salary and bonus, severance on the occurrence of a change of control event together with an “adverse role change” of his employment within 12 months of the change of control event (a “Double Trigger Change of Control”) of 2.0 times salary and bonus, continuation of health insurance benefits for 3 months from termination, accelerated vesting of stock options that may be exercisable for 90 days from termination and accelerated vesting of PSUs. If a resignation, a termination without cause or a termination or resignation following a Double Trigger

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Change of Control occurred, assuming the triggering event took place on December 31, 2021, the estimated total severance payout to Mr. Woodyer would be nil on resignation, $2,250,000 on termination without cause and $3,000,000 on termination or resignation following a Double Trigger Change of Control.

The provisions of the executive employment agreement with Douglas Bowlby, SVP Corporate, provide for a notice period of 3 months, severance on termination of 1.5 times salary and bonus, severance on the occurrence of a Double Trigger Change of Control of 2.0 times salary and bonus, continuation of health insurance benefits for 3 months from termination, accelerated vesting of stock options that may be exercisable for 90 days from termination and accelerated vesting of PSUs. If a resignation, a termination without cause or a termination or resignation following a Double Trigger Change of Control occurred, assuming the triggering event took place on December 31, 2021, the estimated total severance payout to Mr. Bowlby would be nil on resignation, $1,312,500 on termination without cause and $1,750,000 on termination or resignation following a Double Trigger Change of Control.

The provisions of the executive employment agreement with Andrew Gubbels, SVP Corporate Development, provide for a notice period of 3 months, severance on termination of 1.0 times salary, severance on the occurrence of a Double Trigger Change of Control of 1.5 times salary and bonus, continuation of health insurance benefits for 3 months from termination, accelerated vesting of stock options that may be exercisable for 90 days from termination and accelerated vesting of PSUs. If a resignation, a termination without cause or a termination or resignation following a Double Trigger Change of Control occurred, assuming the triggering event took place on December 31, 2021, the estimated total severance payout to Mr. Gubbels would be nil on resignation, $300,000 on termination without cause and $787,500 on termination or resignation following a Double Trigger Change of Control.

The provisions of the executive employment agreement with Robert Eckford, VP Finance and CFO, provide for a notice period of 3 months, severance on termination of 1.0 times salary, severance on the occurrence of a Double Trigger Change of Control of 1.0 times salary and bonus, continuation of health insurance benefits for 3 months from termination, accelerated vesting of stock options that may be exercisable for 90 days from termination and accelerated vesting of PSUs. If a resignation, a termination without cause or a termination or resignation following a Double Trigger Change of Control occurred, assuming the triggering event took place on December 31, 2021, the estimated total severance payout to Mr. Eckford would be nil on resignation, $225,000 on termination without cause and $450,000 on termination or resignation following a Double Trigger Change of Control.

In any case, the above executives can only receive one of the payment amounts described above and the Double Trigger Change of Control payment is not in addition to other termination (without cause) amounts.

Audit Committee

Audit Committee Information and Charter

The text of the Audit Committee Charter and other disclosure with respect to Aris Gold’s Audit Committee required pursuant to Form 52-110F1 – Audit Committees is provided in “Item 18 – Audit Committee Information” and “Appendix “A” – Audit Committee Charter” of the Company’s latest Annual Information Form dated March 3, 2022, filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and Annual Information Form are also available on the Company’s website at www.arisgold.com.

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Report on Corporate Governance

Overview

Aris Gold, its Board and management are committed to implementing best practices in corporate governance and transparency. The Board is responsible for the overall corporate governance of the Company and the Board regularly monitors and seeks to improve the Company’s corporate governance practices through the evaluation of regulatory developments and the practices of Aris Gold’s peer companies. Aris Gold, its Board and its management recognize the integral role of strong corporate governance practices in ensuring the Company is effectively managed with a view to achieving its strategic and risk oversight objectives and protecting its employees, Shareholders and other stakeholders.

The Board carries out its mandate and exercises its duties directly and through its Committees. The Board has four standing committees:

•	Audit Committee;

•	Corporate Governance and Nominating Committee;

•	Sustainability Committee; and

•	Compensation Committee.

The full text of Aris Gold’s corporate governance policies and charters for each committee are available on the Company’s website at www.arisgold.com.

Board of Directors

The Board currently comprises eight directors, five of whom are independent pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, being Messrs. Telfer, Garofalo, Marrone and Martinez and Ms. Cambone, making a majority of the members of the Board independent. As an executive of the Company, Mr. Woodyer, as a technical consultant, Mr. Roux, and as a former executive of the Company, Mr. Iacono, are the Company’s non-independent directors. Management is nominating the same eight directors for election at the Meeting.

The responsibilities of the Board and management to act with due care in the best interests of Aris Gold are well defined by law and both management and the Board recognize their respective duties and obligations. The independent directors occasionally meet in the absence of non-independent directors and members of management, and at each Board meeting there is the possibility to do so. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

Corporate objectives are reviewed by the Board from time to time throughout the year. The Board has the mandate to set the strategic direction of Aris Gold and to oversee its implementation by management of Aris Gold. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for several areas, including:

•	reviewing and approving Aris Gold’s strategic, business and capital plans;

•	reviewing and evaluating the principal risks facing the Company and ensuring systems are in place to manage such risks;

•	reviewing and approving material proposed expenditures;

•	reviewing and approving significant operational and financial matters; and

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•	providing direction to management on these matters.

Decisions regarding the ongoing day-to-day management are made by management of Aris Gold. The Board meets regularly to review the business operations and financial statements of Aris Gold and also discharges, in part, its responsibility through the Audit Committee and the Corporate Governance and Nominating Committee. The frequency of the meetings of the Board, as well as the nature of agenda items, change depending upon the state of Aris Gold’s affairs and in light of opportunities that arise or risks which Aris Gold faces. In each fiscal year, Aris Gold intends to hold meetings of the Board at least once per fiscal quarter. When business requires that a Board meeting cannot be called within a reasonable time, decisions are made by written resolution signed by all directors.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by Aris Gold are appropriate, the directors receive and comment on periodic reports from management as to Aris Gold’s assessment and management of such risks. The Board regularly monitors the financial performance of Aris Gold, including receiving and reviewing periodic management reports. The Board, directly and through its Audit Committee, assesses the integrity of Aris Gold’s internal control and management information systems.

The independent directors of Aris Gold meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in an executive session without the presence of non-independent directors and management. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

By using the corporate policies and guidelines of various committees, the Board seeks to foster an environment of strength and integrity in order to oversee and lead Aris Gold’s strategic direction with specific assistance from its independent members.

Aris Gold has implemented a board mandate which requires each member of the Board to maintain a high attendance record (absent extenuating circumstances) at all scheduled meetings of the Board and meetings of committees of the Board on which the director serves. During the financial year ended December 31, 2021, the Board held four meetings and Mr. Iacono and Mr. Martinez, being the two director nominees that were directors of the Company during such time, attended each of such meetings.

All directorships with other public entities for each of the Company’s directors are set forth herein.

Position Descriptions

The Board is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached hereto as Schedule “A” to this Circular.

In order to delineate the roles and responsibilities of the Chair of the Board and the Chief Executive Officer, the Board has adopted written position descriptions for each of these positions.

Currently, the Chair of the Board, Mr. Telfer, is an independent director. Mr. Telfer’s responsibilities as an independent Chair of the Board include, but are not limited to: (i) providing overall leadership to the Board; (ii) fostering ethical and responsible decision making; (iii) ensuring the Board meets according to

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its regular schedule and otherwise as required as well as chairing such meetings and assisting in the preparation of the agenda for each meeting; (iv) working with the chairs of each committee of the Board to ensure the duties and responsibilities of the committees of the Board are carried out in accordance with the charters of such committees; and (v) ensuring the Board works in an open and productive manner with senior executives of the Company and receives appropriate and timely information, material and reports from senior executives of the Company in order to permit the Board to effectively discharge its duties and responsibilities.

Subject to the oversight of the Board, the responsibilities of the Chief Executive Officer include, among other things: (i) providing overall leadership to manage the Company in the best interests of the Company as a whole as well as providing leadership, in conjunction with the Board, in establishing the Company’s strategic direction, annual corporate plans and budgets; (ii) fostering ethical and responsible decision making by management; (iii) ensuring the development of a strategic plan for the Company, recommending the plan to the Board for consideration and implementing such plan; (iv) managing the day-to-day business and affairs of the Company; and (v) implementing and reviewing all policies adopted by the Board to ensure maintenance of high standards of business conduct and ethics, as well as full compliance with all applicable laws, rules and regulations and corporate reporting and disclosure requirements.

The Board has also adopted a written position description of the chair of each committee of the Company. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, facilitate the operations and deliberations of that committee, and oversee the satisfaction of that committee’s functions and responsibilities under its mandate.

Orientation and Continuing Education

While Aris Gold has not established a formal orientation and education program for new Board members, the Company is committed to providing such information to ensure the new directors are familiar with Aris Gold’s business and the procedures of the Board. Information may include Aris Gold’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. The Corporate Governance and Nominating Committee ensures every director possesses the capabilities, expertise, availability and knowledge required to fill their position adequately. From time to time, Aris Gold arranges on-site tours of its operations for its directors.

The Corporate Governance and Nominating Committee ensures all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources Aris Gold expects from its directors). All new directors are expected to understand the nature and operation of the business.

The Corporate Governance and Nominating Committee provides continuing education opportunities for all directors, so individuals may maintain or enhance their skills and abilities as directors, and to ensure their knowledge and understanding of Aris Gold’s business remains current.

Ethical Business Conduct

The Board has adopted a written Business Conduct and Ethics Policy (the “Ethics Policy”) for its directors, officers, employees and consultants, a copy of which is given to each new director at the time of

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appointment and is available on the Company’s website at www.arisgold.com. The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflicts of interest issues as contemplated by the Ethics Policy and reviewing and reassessing the adequacy of the Ethics Policy annually and recommending changes to the Board.

The Ethics Policy is intended to: promote honest and ethical conduct and manage conflicts that may arise; promote full, fair, accurate, timely and understandable disclosure to the public, including Aris Gold’s periodic reports required to be filed with the Canadian securities regulatory authorities; promote compliance with applicable governmental rules and regulations; provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues; provide a mechanism to report unethical conduct; and help foster a culture of honesty and accountability.

Certain of Aris Gold’s directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. A director who is in a position where his private interests conflict with the interests of Aris Gold or may have an adverse effect on the director’s motivation or the proper performance of his job must notify the Chair of the Corporate Governance and Nominations Committee of the existence of an actual or potential conflict of interest. In the event that such a conflict of interest arises at a meeting of the Board, the director who has such a conflict is obligated to disclose the interest and to refrain from discussing and from voting for or against the approval of such matter. Any director who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect to same if the interest is material as required by the Business Corporations Act (British Columbia).

In considering related party transactions, the Board, and management, if applicable, will assess the materiality of related party transactions on a case-by-case basis with respect to both the qualitative and quantitative aspects of the proposed related party transaction. Company officers and employees are similarly required to disclose all actual or potential conflicts of interest and to protect the Company’s confidential information and business opportunities.

Related party transactions in the normal course of business are subject to the same processes and controls as other transactions; that is, they are subject to standard approval procedures and management oversight but will also be considered by management for reasonability against fair value determined on an arm’s length basis. Related party transactions that are found to be material are subject to review and approval by the Company’s Audit Committee, which is comprised of independent directors.

Aris Gold has adopted a Corporate Disclosure, Social Media and Trading Policy, Anti-Bribery and Anti-Corruption Policy, and Whistleblower Policy, all of which are available on the Company’s website at www.arisgold.com, to encourage and promote a culture of ethical business conduct as described below.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure, Social Media and Trading Policy to set guidelines for the Company and its directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

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The Board has adopted an Anti-Bribery and Anti-Corruption Policy to provide a procedure to ensure the Company, together with its directors, officers, employees, consultants and contractors, conducts its business in an honest and ethical manner reflecting the highest standards of integrity and in compliance with all relevant laws and regulations applicable to it and in compliance with anti-corruption legislation applicable to the Company and subsidiaries.

The Board has adopted a Whistleblower Policy to ensure a confidential and anonymous process exists whereby persons can report any concerns related to compliance with all applicable laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against stakeholders of the Company. The Board promotes an environment of ethical behavior by encouraging directors, officers and employees to report any violations of the policy. Aris Gold has also engaged an independent corporate whistleblower service to provide a secure and confidential platform for concerned persons (including employees and contractors) to raise issues they believe may have a legal, ethical or compliance impact on the Company, its employees or stakeholders.

To ensure conflicts of interest are dealt with appropriately, directors that are conflicted will always refrain from discussing and voting on those matters. Individual directors and committees may, in appropriate circumstances, engage independent professional advice at the expense of the Company. The Board and the Board Committees also have access to senior management, although contact is usually in the context of committee responsibilities.

Nomination of Directors

The Board has the ultimate responsibility for the appointment, nomination and assessment of directors, but it performs this function with the assistance of the Corporate Governance and Nominating Committee. The Board believes this is a practical approach at this stage of Aris Gold’s development. While there are no specific criteria for Board membership, Aris Gold attempts to attract and maintain directors with a wealth of business knowledge and particular knowledge of Aris Gold’s industry, jurisdiction of operations, or other industries which provide knowledge or which would assist in guiding the officers of Aris Gold. As such, and in order to encourage an objective nomination process, nominations tend to be the result of recruitment efforts by management of Aris Gold and members of the Corporate Governance and Nominating Committee, but are subject to informal discussions among the directors prior to the consideration by the Board as a whole of the nominated director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is a committee of the Board, which is comprised of a minimum of three directors, all of whom must be independent directors. The Board has adopted a Corporate Governance and Nominating Committee Charter, which is available on the Company’s website at www.arisgold.com.

The responsibility of the Corporate Governance and Nominating Committee is to monitor the governance of the Board including the size, structure and membership of the Board and Board committees.

Specifically, the Corporate Governance and Nominating Committee is responsible for:

•	periodically reviewing the composition of the full Board and the various committees to determine whether additional Board or committee members with specific qualifications or areas of expertise

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are needed to further enhance the composition of the Board and committees and working with other Board members in attracting candidates with these qualifications;

•

identifying and reviewing the qualifications of prospective nominees for director and recommending the slate of nominees for inclusion in the Company’s information circular and presentation to the Shareholders at the Meeting;

•	identifying and recommending candidates qualified to become directors and, on an ongoing basis, maintaining a database of potential director candidates; and

•	recommending Board members for appointment to committees of the Board.

The Corporate Governance and Nominating Committee, subject to applicable laws and obligations and the Company’s constating documents, is also responsible for: developing and monitoring the effectiveness of the Company’s system of corporate governance; developing and implement orientation procedures for new directors; assessing the effectiveness of directors, the Board and the various committees of the Board; ensuring appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and assisting the Board in setting the objectives for the CEO of the Company and evaluating CEO performance.

Assessments

The Corporate Governance and Nominating Committee is responsible for implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors.

The Corporate Governance and Nominating Committee monitors the performance of the Board and its committees, and considers whether the current mix of directors’ skills, expertise and experience is best suited to achieve the strategic goals of the Company and carrying out the mandate of the Board.

The Board believes a broad range of skills and expertise is necessary for the Board to discharge its responsibilities. Specific skills and expertise must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The Corporate Governance and Nominating Committee uses the skills matrix to assess the strengths and adequacy of the composition of the existing Board, as well as assisting with the recruitment process for new directors.

Director Term Limits and Other Mechanisms of Board Renewal

The Board believes the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal and fresh perspectives. Pursuant to the Board’s mandate adopted by the Company, directors are eligible to serve a maximum of 10 years on the Board, provided however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a director’s initial 10-year term limit by up to an additional three to five years if the director has received positive annual performance assessments and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material. The Board and the Corporate Governance and Nominating Committee continually review a director’s effectiveness and their mix of skills and expertise. This approach enables Aris Gold to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Company and its Shareholders.

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Compensation

The Board established a Compensation Committee and adopted the Compensation Committee Charter (the “Compensation Committee Charter”) on February 4, 2021. The role of the Compensation Committee, subject to applicable laws and obligations imposed by the Company’s constating documents is to assist the Board in its oversight responsibilities with respect to compensation of its directors and senior executive officers. The Committee shall have the following key duties and responsibilities:

•	to keep abreast of current developments in board and executive compensation in companies engaged in similar industries;

•

to recommend to the Board, from time to time, the remuneration to be paid by the Company to directors which may include annual Board and committee retainers, meeting fees, security-based compensation and other benefits conferred upon the Board;

•

to oversee the activities of senior executive officers responsible for administering the Company’s incentive compensation plans and equity-based plans, and discharge any responsibilities imposed on the Committee by any of these plans;

•

to determine and establish with the Board and the CEO a broad compensation and benefits structure for the Company’s employees (the “Employee Compensation Structure”). The Employee Compensation Structure will address employment terms and agreements and will include components of base salary, bonus and incentive-based compensation, deferred compensation, and share-based compensation together with other benefits and perquisites. The objectives of such Employee Compensation Structure as they relate to senior executive compensation shall be to ensure the Company’s senior executive officers are appropriately rewarded for their contribution, are aligned with the Company’s shareholders and incentivized properly to continue to perform and achieve the corporate goals and objectives without exposing the Company to inappropriate or excessive risk; and

•

to oversee the identification, consideration and management of risks associated with the Company’s compensation philosophy and programs including: (i) the role of the Committee and the Board in that regard; (ii) the practices used to identify and mitigate any such risks (particularly inappropriate or excessive risks); and (iii) any risk identified as part of the compensation philosophy and programs which is reasonably likely to have a material adverse effect on the Company.

The Compensation Committee must consist of at least three directors, all of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Compensation Committee are appointed from time to time by the Board. Proposed members of the Compensation Committee should have the experience and skills relevant to the mandate of the Compensation Committee. The current members of the Compensation Committee are Messrs. Marrone, Garofalo and Martinez, each of whom is considered independent under applicable Canadian securities laws and stock exchange rules and each of whom has direct experience relevant to their responsibilities overseeing executive compensation matters.

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The responsibilities, powers and operations of the Compensation Committee are set out in the Compensation Committee Charter, a copy of which can be obtained upon request of the Corporate Secretary of Aris Gold by email at info@arisgold.com or on Aris Gold’s website at www.arisgold.com.

Other Committees

Sustainability Committee

The Board established a Sustainability Committee and adopted the Sustainability Committee Charter (the “Sustainability Charter”) on February 4, 2021. The role of the Sustainability Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to assist the Board in its oversight responsibilities with respect to the establishment and monitoring of the Company’s health and safety, environment, community relations, social investment and governance policies, including the Sustainability Policy, Health and Safety Policy and Environment and Corporate Social Responsibility Policy. The Sustainability Committee’s mandate is to monitor the Company’s overall approach to sustainability including ensuring the Company:

•	complies in all material respects with applicable laws and regulations in the countries in which it operates;

•	identifies, mitigates and monitors risks to workers, the environment and communities;

•	continually improves through corrective actions following regular assessments and audits and investigative analysis of incidents; and

•

commits to conducting its activities with respect to the environment, social and governance matters with the guidance of the United Nations Guiding Principles on Business and Human Rights, the United Nations Sustainable Development Goals and internationally recognized best practices.

The Sustainability Committee must consist of at least three directors, a majority of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Sustainability Committee are appointed from time to time by the Board. Proposed members of the Committee should have the experience and skills relevant to the mandate of the Sustainability Committee. The current members of the Sustainability Committee are Messrs. Garofalo, Martinez and Roux, of whom Messrs. Garofalo and Martinez are considered independent under applicable Canadian securities laws and stock exchange rules.

The responsibilities, powers and operations of the Sustainability Committee are set out in the Sustainability Charter, a copy of which, together with the Health and Safety Policy and the Environment and Corporate Social Responsibility Charter, can be obtained upon request of the Corporate Secretary of Aris Gold by email at info@arisgold.com or on Aris Gold’s website at www.arisgold.com.

Diversity

Aris Gold is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. Aris Gold’s objectives, as outlined in the Policy, include providing a work environment that is free of discrimination, bias and harassment, including based on gender. Aris Gold is fully committed to increasing diversity on the Board over time.

Aris Gold has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time. It is important to note, however, that when

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identifying new candidates for nomination to the Board or to appoint as executive officers, the Corporate Governance and Nominating Committee takes into account a broad variety of factors it considers appropriate, including the judgment, skill, integrity, reputation and business and other experience of the candidate and the number of other boards or other organizations with which the candidate is involved, and with due consideration given to diversity of gender, sexual orientation, age, race, ethnicity, nationality and cultural background and other factors as the Corporate Governance and Nominating Committee sees fit. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director and executive officer candidates. In identifying and nominating Daniela Cambone as a director and appointing Ashley Baker as General Counsel and Corporate Secretary, the Corporate Governance and Nominating Committee considered gender, but also their strong abilities with regard to the broad variety of factors listed above.

Aris Gold considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity. Aris Gold also encourages female candidates to apply for vacant positions, and is an equal opportunity employer. However, the priority of Aris Gold in recruiting new candidates is ensuring individuals bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

Aris Gold does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Aris Gold considers appropriate and it is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value that the individual could bring to the Company. As of the date of this Circular, one out of eight members of the Board (12.5%) and three out of seven members of the executive team (42.8%) are women.

Indebtedness of Directors and Executive Officers

No current or former executive officer, director or employee of the Company or any of its subsidiaries or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

Interests of Informed Persons in Material Transactions

Except as set forth in this Circular, no informed person or proposed director and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction involving Aris Gold since the commencement of the Company’s most recently completed financial year or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

Interest of Certain Persons or Companies in Matters to be Acted upon

No director or executive officer of Aris Gold at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth

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in this Circular and except for any interest arising from the ownership of Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders Shares in the capital of the Company.

Serafino Iacono, being a director of the Company in the most recently completed financial year and a director nominee for the ensuing year, is a director, executive officer and security holder of GCM Mining and may have a material interest in the Debenture Conversion Resolution, such resolution being more particularly described above in “Business of the Meeting – Approval of Issuance of Common Shares upon Debenture Conversion”.

Hernan Martinez, being a director of the Company in the most recently completed financial year and a director nominee for the ensuing year, is a director and security holder of GCM Mining and may have a material interest in the Debenture Conversion Resolution, such resolution being more particularly described above in “Business of the Meeting – Approval of Issuance of Common Shares upon Debenture Conversion”.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company.

Additional Information

Additional information relating to Aris Gold is available under the Company’s profile at www.sedar.com. Financial information is provided in the Company’s audited annual financial statements and Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2021. Copies of the Company’s financial statements and MD&A may be obtained free of charge by contacting the Company’s Corporate Secretary by email at info@arisgold.com. Copies of such documents will be provided to Shareholders free of charge. Shareholders may request copies of the annual audited financial statements and MD&A and/or interim financial statements and MD&A for future periods by marking the appropriate box on the annual return card included with this Circular and returning the card as instructed therein.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this Circular and the Letter from the Chair of the Board and Chief Executive Officer constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “advancing”, “anticipate”, “become”, “believe”, “continue”, “estimate”, “expect”, “focus”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “potential”, “target” or state that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “will”, “regularly” or “from time to time” be taken, occur or be achieved. Such forward-looking statements, include, but are not limited to, statements with respect to the Meeting, proxies and voting, director and executive compensation and share ownership requirements, corporate governance, Aris Gold’s growth strategy and properties, improvements to the operations at the Marmato Mine, extension of the mine life at Marmato through advancing the Lower Mine project and modernizing the Marmato Upper Mine, the development of the Soto Norte project and the joint venture interest thereof, the drafting and delivery of a new ESIA for the Soto Norte project, reporting and cost controls, the Company’s anticipated business plans, opportunities, objectives, strategies and gold production.

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Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Gold to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: the ability of the Aris Gold management team to successfully integrate with the current operations; risks related to international operations; risks related to general economic conditions; uncertainties relating to operations during the COVID-19 pandemic; actual results of current exploration activities; availability of quality assets that will add scale, diversification and complement Aris Gold’s growth trajectory; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk); possible variations in mineral reserves, grade or recovery rates; failure of plant; equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, regulations and political or economic developments in Canada or Colombia, accidents in operations, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals including obtaining required environmental and other licenses and permits, or delays in the commitment and completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Aris Gold’s Annual Information Form for the year ended December 31, 2021 and dated March 3, 2022 which is available on SEDAR at www.sedar.com.

Although Aris Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Gold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.

DIRECTORS’ APPROVAL

The directors of Aris Gold have approved the contents and the sending of this Circular.

DATED at Vancouver, British Columbia, May 3, 2022.

/s/ Neil Woodyer

Neil Woodyer,
Chief Executive Officer

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APPENDIX A

BOARD OF DIRECTORS MANDATE

1.	INTRODUCTION

This Mandate (the “Mandate”) of the Aris Gold Corporation (the “Company”) Board of Directors (the “Board”) has been adopted by Board, acting on the recommendation of its Corporate Governance and Nominating Committee, to assist the Board and its committees in the exercise of their responsibilities including the responsibility to supervise the management and oversee the conduct of the business of the Company. These principles and policies are in addition to and are not intended to change or interpret any applicable laws or regulation or the constating documents of the Company. The Board will review this Mandate at least annually and, if appropriate, revise this Mandate from time to time.

2.	OPERATION OF THE BOARD

2.1	Director Duties and Responsibilities

The basic responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, the Directors should be entitled to rely on the honesty and integrity of the Company’s executive officers and its outside advisors and auditors. Each Director shall make every reasonable effort to attend each meeting of the Board and any committee of which the Director is a member, and to be reasonably available to management and the other Directors for consultations between meetings. The duties and responsibilities of the Board include:

Strategy and Planning

•

To hold a strategic planning session at least annually to review the Company’s strategic business plan proposed by management and to adopt such a plan which takes into account, among other things, the business opportunities and risks of the business and includes such changes as the Board deems appropriate.

•	To consider and approve, with such changes as the Board deems appropriate, the annual budget proposed by management, such budget to be provided to the Board by management prior to the fiscal year end.

•	To review, evaluate and approve, on a regular basis and at least annually, long-range strategic plans for the Company.

•	To review, evaluate and approve major resource allocations and capital investments.

•	To review the financial and operating results of the Company.

•	To review and measure corporate performance against strategic plans, senior management objectives, financial plans and annual budgets.

Business and Risk Management

•	To review and evaluate the principal risks of the Company’s business and ensure appropriate systems are in place to manage these risks.

•	Periodically review the Company’s directors and officer’s liability insurance coverage.

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Corporate Governance

•	To adopt, implement and monitor, with the assistance of the Corporate Governance and Nominating Committee, compliance with the Company’s corporate governance guidelines and policies.

•	To review management reports on the integrity of the Company’s internal control and management information systems.

•	To develop and periodically review policies with respect to decisions and other matters requiring Board approval.

•

To develop and review at least annually a Communications, Corporate Disclosure and Trading policy for the Company that, among other things; addresses how the Company interacts with analysts, investors, other key stakeholders and the public and contains measures for the Company to comply with its continuous and timely disclosure obligations and how to avoid selective disclosure and improper trading in the Company’s securities.

Management

•

The Board is responsible for satisfying itself as to the integrity of the CEO and other senior executive officers and that the CEO and the other senior executive officers create a culture of integrity throughout the Company.

•	The Board, together with the assistance of the Corporate Governance and Nominating Committee shall manage succession planning.

•

The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop clear position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives at least annually.

•	Assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.

•	Assess and evaluate CEO performance.

General Legal Obligations

•

The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s corporate governance guidelines and policies, including the Business Conduct and Ethics Policy.

•	In exercising their powers and discharging their duties, each Director must:

○	act honestly and in good faith with a view to the best interests of the Company;

○	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

○	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

•

disclose to the Company, in writing or by having it entered in the minutes of meetings of Directors, the nature and extent of any interest that the Director has in a material contract or material transaction, whether made or proposed, with the Company if the Director is a party to the contract or transaction, is a Director or officer, or an individual acting in a similar capacity, of a party to the

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contract or transaction, or, has a material interest in a party to the contract or transaction; and

•

such Director must refrain from voting on any resolution to approve such contract or transaction unless it relates to the Directors’ remuneration in that capacity, is for the Directors’ indemnity or insurance or is a contract or transaction with an affiliate; and

○	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

2.2	Board and Committee Meetings

Board and committee meetings will be held regularly in accordance with the constating documents of the Company or in accordance with the specific committee charter. Directors are expected to attend Board meetings and meetings of the committees on which they serve. Directors should spend the time necessary and meet as frequently as necessary to properly discharge their responsibilities, provided, however, the Board shall hold meetings on at least a quarterly basis.

The independent directors of the Board shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

2.3	Agenda Items for Board and Committee Meetings

The Chair and Corporate Secretary will establish the agenda for each Board meeting. At the beginning of the year the Chair will establish a schedule of agenda subjects to be discussed during the year (to the degree this can be foreseen). Each Director is free to suggest the inclusion of items on the agenda. Each Director is free to raise at any Board meeting subjects that are not on the agenda for that meeting. A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the Directors approximately one week prior to each Board meeting. Directors should review these materials in advance of the meeting. Subject to any applicable notice requirements, Directors having items to suggest for inclusion on the agenda for future Board meetings should advise the Corporate Secretary and Chair well in advance of such meetings.

The Chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The Chair of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda. At the beginning of each year each committee will establish a schedule of agenda subjects to be discussed during the year (to the degree these can be foreseen). A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the committee members approximately one week prior to each committee meeting. Committee members should review these materials in advance of the meeting.

2.4	Director Compensation

The Board with the assistance of the Compensation Committee will determine and review the form and amount of Director compensation, including cash, equity-based awards and other Director benefits. In connection with such Director compensation and benefits the Board will be aware that questions may be raised when Directors’ fees and benefits exceed what is customary. The Board will consider that the independence of the Directors may be jeopardized if Director compensation and perquisites exceed

Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

customary levels, if the Company makes substantial charitable contributions to organizations with which a Director is affiliated, or if the Company enters into consulting contracts with or provides other indirect forms of compensation to a Director or an organization with which the Director is affiliated.

Non-executive directors of the Company are required to hold a minimum value of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of the Company’s shareholders. Non-executive directors must hold two times the value of their annual board retainer in the Company’s common shares or DSUs (or any combination thereof) and maintain the minimum ownership threshold throughout their tenure with the Company. New directors must meet the minimum ownership threshold within four years of joining the Board.

2.5	Director Orientation and Education

Management will provide new Directors with an initial orientation in order to familiarize them with the Company and its strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Corporate governance guidelines and policies and its independent auditors. The Board of the Company will encourage Directors to periodically pursue or obtain appropriate programs, sessions or materials as they relate to the responsibilities of Directors of publicly traded companies.

2.6	Director Access to Officers

Directors have full and free access to officers of the Company. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO or the Corporate Secretary, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s operations.

2.7	Independent Advisors

The Board and each committee, to the extent set forth in the applicable committee charter, have the right to engage experts or advisors, including independent legal counsel at the expense of the Company.

3.	BOARD STRUCTURE

3.1	Size of the Board

From time to time the Board or an appropriate committee of the Board must review the size of the Board to ensure that, subject to the constating documents of the Company, the size facilitates effective decision-making.

3.2	Composition

The Board shall be composed of at least a majority of Directors who qualify as independent Directors under applicable Canadian securities laws and stock exchange rules, including as defined under National Instrument 52-110 – Audit Committees and Section 803 of the NYSE American Company Guide.

To qualify as an independent director, the Board must affirmatively determine that an individual Director does not have a direct or indirect relationship that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out the responsibilities of such Director, and that such Director otherwise qualifies as independent under Section 803 of the NYSE American Company Guide.

The Board shall appoint a Chair, and if the Chair is not independent, a “Lead Director” who meets the independence requirements set forth above.

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

Nominees for Directorship will be recommended to the Board by the Corporate Governance and Nominating Committee in accordance with the policies and principles set forth in its charter. Any invitation to join the Board should be extended through the Chair of the Corporate Governance and Nominating Committee or the Chair of the Board after approval by the full Board.

The Board is responsible for nominating members to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders, in each case based upon where appropriate, meaningful dialogue with shareholders and the recommendation of the Corporate Governance and Nominating Committee.

If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

Directors are eligible to serve a maximum of 10 years on the Board. Provided, however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a Director’s initial 10 year term limit by up to an additional 3-5 years if the Director has received positive annual performance assessments, the Director holds a meaningful equity interest in the Company and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the Director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material.

3.3	Director Qualifications

The Board should, as a whole, have the following competencies and skills:

•	knowledge of the mining industry and knowledge of current corporate governance guidelines under applicable securities laws and stock exchange rules;

•	technical knowledge sufficient to understand the challenges and risks associated with the development of the Company’s projects; and

•	financial and accounting expertise.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board the types of skills and characteristics required of Directors, based on the needs of the Company from time to time. This assessment should include issues of relevant experience, intelligence, independence, commitment, compatibility with the Chief Executive Officer and the Board culture, understanding of the Company’s business and other factors deemed relevant. The Corporate Governance and Nominating Committee should confer with the full Board as to the criteria it intends to apply before a search for a new Director is commenced and where appropriate should include meaningful dialogue with the Company’s shareholders.

3.4	Overboarding

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The Corporate Governance and Nominating Committee and the Board will consider the nature of and time involved in a Director’s service on other boards or other organizations when evaluating the suitability of nominee directors and making recommendations to Company shareholders for election.

Without written approval from the Chair of the Board:

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

(a)         no director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee); and

(b)         no Director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where he or she serves as CEO).

3.5	Resignation from the Board

Any Director may resign at any time by giving notice in writing or by electronic transmission to the Company Secretary. Such resignation must take effect upon receipt thereof or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation must not be necessary to make it effective.

4.	COMMITTEES OF THE BOARD

The Board shall establish an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation Committee, and a Sustainability Committee and may establish such other committees as it deems necessary or desirable to assist in the fulfillment of its duties and responsibilities with such charters as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated.

The matters to be delegated to committees of the Board and the charters of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.

Each committee Chair, in consultation with committee members and subject to the committee’s charter, will determine the frequency and length of each committee’s meetings. Minutes of each committee meeting shall be kept and made available to the Directors upon request.

Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual Directors and skills. Consideration will be given to rotating committee members periodically.

Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. All committees of the Board will be comprised of a majority of independent Directors and in respect of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee all members will be independent Directors.

5.	EXPECTATIONS OF A DIRECTOR

All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings for the committees of which they are members. Directors are expected to participate on committees of the Board and become familiar with the charters for each committee.

All Directors are expected to prepare in advance of the meetings of the Board and its committees in order to fully and frankly participate in the deliberations of the Board and its committees to make informed decisions.

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Notice of 2022 Annual General and Special Meeting and Management Information Circular

All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

Each Director should, when considering membership of another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company. Directors are expected to advise the Corporate Governance and Nominating Committee prior to accepting any other public Company Directorship or any assignment to the audit committee of the board of Directors of any public Company of which such a Director is a member. The Corporate Governance and Nominating Committee will make an assessment to determine when a conflict of interest is considered to exist, and the Director will be notified of the determination.

Directors are expected to report changes in their business and professional affiliations or responsibilities, including retirement, to the Corporate Secretary and the Chair of the Corporate Governance and Nominating Committee.

6.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

The Chair of the Board (the “Chair”) shall have the duties and responsibilities as set out in the Position Description of the Chair of the Board, which shall include the responsibility to managing such duties and responsibilities as the Board may establish from time to time. The Chair need not be independent of management, however, if the Chair is not independent then the Board will appoint a Lead Director, at the recommendation of the Corporate Governance and Nominating Committee.

The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion of any matter.

The independent directors may meet after each regularly scheduled meeting of the Board, and when otherwise deemed necessary (with a separate meeting being held at least yearly), without any member of the Company’s management present for the purposes of discussing such matters as they deem appropriate.

The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

7.	REVIEW OF MANDATE, AMENDMENT, MODIFICATION AND WAIVER

The Board shall review and reassess the adequacy of this Mandate annually or otherwise as it deems appropriate.

These guidelines may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators.

Last Approved by the Board of Directors:    February 4, 2021

Aris Gold Corporation

Notice of 2022 Annual General and Special Meeting and Management Information Circular

Any questions and requests for assistance may be directed to the Company’s Transfer Agent:

Odyssey Trust Company

United Kingdom Building

350 – 409 Granville Street

Vancouver BC V6C 1T2

North American Toll-free Phone: 1-888-290-1175

Visit: www.odysseycontact.com

Facsimile: 1-800-517-4553